UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Team Seneca Investors, LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      October 18, 2021

Physical address of issuer
4400 N Scottsdale Rd., Suite 9-323, Scottsdale, AZ 85251

Website of issuer
https://teamseneca.com/about/

Name of intermediary through which the Offering will be conducted
Gainvest LLC

CIK number of intermediary
0001768431

SEC file number of intermediary
007-00189

CRD number, if applicable, of intermediary
007084085

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.9% of the amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Silicon Valley Bank

Type of security offered
Membership Interests

Target number of Securities to be offered
66

Price (or method for determining price)
The offering price shall be determined daily based on the market price for the underlying Ethereum-based cryptocurrencies. The final price will be established at the time of execution which will occur 7-10 days after funds are received in escrow.

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
February 18, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (as of December 31, 2021)	Prior fiscal year-end
Total Assets		N/A
Cash & Cash Equivalents	1093.02	N/A
Accounts Receivable		N/A
Short-term Debt		N/A
Long-term Debt		N/A
Revenues/Sales		N/A
Cost of Goods Sold		N/A
Taxes Paid		N/A
Net Income	-112.98	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 18, 2022

FORM C

Up to $5,000,000.00

Team Seneca Investors, LLC



Membership Interest LLC/Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Team Seneca Investors, LLC, a Delaware Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Membership Interests of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Gainvest (the "Intermediary"). The Intermediary will be entitled to receive 7.9% of the amount raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$1,500.00	$118.50	$1,381.50
Aggregate Minimum Offering Amount	$100,000.00	$7,900.00	$92,100.00
Aggregate Maximum Offering Amount	$5,000,000.00	$395,000.00	$4,605,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   Gainvest will receive 7.9% of the amount raised in the Offering

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://teamseneca.com/about/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file

reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 18, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY

OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://teamseneca.com/about/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Team Seneca Investors, LLC (the "Company") is a Delaware Limited Liability Company, formed on October 18, 2021.

The Company is located at 4400 N Scottsdale Rd., Suite 9-323, Scottsdale , AZ 85251.

The Company's website is https://teamseneca.com/about/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The purpose of the Company shall be to engage solely in the business, directly or indirectly, through one or more entities (including but not limited to Manager's Affiliate, TS Investor Holdings, LLC), of investing in the "play to earn" gaming space and the non-fungible token ("NFT") space. Investors invest funds with our team which our highly organized and efficient team managers use to purchase game pieces for our overseas game players who otherwise could not afford the game pieces themselves. The investors and game players share in the earnings of the day to day earnings from the players. (Think buying a car for someone to drive Uber and you share in the revenue). It is a one-time investment unless you would like to increase your investment with additional token-earning players. Meaning, game pieces are not lost in gameplay, they are continually re-used to play battles and earn tokens. Each player has a daily goal that investors will share in and play to earn pay outs are every 2 months.

The Offering

Minimum amount of Membership Interests being offered	66
Total Membership Interests outstanding after Offering (if minimum amount reached)	10,000,000
Maximum amount of Membership Interests being offered	TBD
Total Membership Interests outstanding after Offering (if maximum amount reached)	TBD
Purchase price per Security	daily market price for the cryptocurrency
Minimum investment amount per investor	$1,500.00
Offering deadline	February 18, 2023
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 34 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on October 18, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the Managing Member, its executive officers and key employees.

In particular, the Company is dependent on Managing Member's skill and discernment to select players. The Company intends to keep its overhead low and thus, will heavily rely on the Managing Member's management and operate the Company.

The amount of capital the Company is attempting to raise in this Offering is enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and other applicable jurisdiction(s).

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: [marketing and sales efforts, supply chain, etc.]. [Describe how a quarantine has or may in the future negatively affect your employees and their ability to perform their duties]. [Describe how a quarantine has or may in the future negatively affect your suppliers, their employees, and overall ability to fulfill orders]. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We are vulnerable to fluctuations in the price of the cryptocurrency.

Digital currency trading platforms, largely unregulated and providing only limited transparency with respect to their operations, have come under increasing scrutiny due to cases of fraud, business failure or security breaches, where investors could not be compensated for losses suffered. Although one does not need a trading platform or an exchange to trade bitcoins or other cryptocurrencies, such platforms are often used to convert fiat currency into cryptocurrency, or to trade one cryptocurrency for another.

Trading platforms and third-party service providers may be vulnerable to hacking or other malicious activities.

For example, in August 2016, nearly 120,000 units representing US$72 million-worth of bitcoins were stolen from the Bitfinex exchange in Hong Kong, which led to an immediate 23% drop in pricing . One year earlier, in September 2015, BitPay lost approximately $1.8 million of bitcoins due to a phishing attack . Also, if one or more malicious actor(s) obtain control of sufficient consensus nodes on the Bitcoin Network or other means of alteration, then a Blockchain may be altered. While the Bitcoin Network is decentralized, there is increasing evidence of concentration by creating of "mining pools" and other techniques, which may increase the risk that one or several actors could control the Bitcoin Network or other similar Blockchain.

Digital currencies are part of a new and rapidly evolving "digital assets industry", which itself is subject to a high degree of uncertainty.

For a relatively small use of digital currencies in the retail and commercial marketplace, online platforms have generated a large trading activity by speculators seeking to profit from the short-term or long-term holding of digital currencies. Most cryptocurrencies are not backed by a central bank, a national or international organization, or assets or other credit, and their value is strictly determined by the value that market participants place on them through their transactions, which means that loss of confidence may bring about a collapse of trading activities and an abrupt drop in value.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies. There are significant inconsistencies among various regulators with respect to the legal status of digital currencies. Regulators are also concerned that bitcoin and other cryptocurrencies may be used by criminals and terrorist organizations . In the future, certain countries may restrict the right to acquire, own, hold, sell or use digital currencies.

The United States tax rules applicable to an investment in the Securities and the underlying cryptocurrency are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities and the underlying cryptocurrency held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in cryptocurrency. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investor's should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in the Securities.

Until recently, little or no regulatory attention has been directed toward Bitcoins and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoins have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the

Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Bitcoin network or Bitcoin trading and ownership. To the extent that Bitcoins are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Bitcoin network or Bitcoin trading and ownership, trading or ownership in Bitcoins or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Bitcoins or utilize them for payments, the demand for Bitcoins will decrease.

New regulations may make it more difficult to acquire and/or use Bitcoins. Furthermore, regulatory actions may limit the ability of end-users to convert Bitcoins into fiat currency (e.g., U.S. Dollars) or use Bitcoins to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrency in one or more states or countries.

Although currently cryptocurrency are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use cryptocurrency or to exchange cryptocurrency for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investor, or may adversely affect an investment in the Company.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the

Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated for classification and clearing purposes.
In particular, Bitcoins may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

Changes in government regulation could adversely impact our business.
The cryptocurrency industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our play to earn model is likely to be subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our play to earn model are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances

such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized

copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) [the increased use of digital video recorders to skip advertisements;] (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in [users/customers/audience ratings] for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may

be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Membership Interests. Because the Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Membership Interests may also adversely affect the price that you might be able to obtain for the Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state

laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

Requirement of Additional Capital Contributions

The Company has the right to require Purchasers to make additional capital contributions in the future. This means that in addition to the purchase price of the Securities, the Company may require additional funding in the future which it may demand from you. If you refuse or are unable to make such additional monetary contributions, you may be diluted as an owner of the Company or even removed as an owner of the Company according to the procedures set forth in the Company's organizational documents. Please see the section of this Form C entitled "The Offering and the Securities."

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The purpose of the Company shall be to engage solely in the business, directly or indirectly, through one or more entities (including but not limited to Manager's Affiliate, TS Investor Holdings, LLC), of investing in the "play to earn" gaming space and the non-fungible token ("NFT") space. Investors invest funds with our team which our highly organized and efficient team managers use to purchase game pieces for our overseas game players who otherwise could not afford the game pieces themselves. The investors and game players share in the earnings of the day to day earnings from the players. (Think buying a car for someone to drive Uber and you share in the revenue). It is a one-time investment unless you would like to increase your investment with additional token-earning players. Meaning, game pieces are not lost in gameplay, they are continually re-used to play battles and earn tokens. Each player has a daily goal that investors will share in and play to earn pay outs are every 2 months.

Business Plan

The Company aims to engage solely in the business, directly or indirectly, through one or more entities (including but not limited to Manager's Affiliate, TS Investor Holdings, LLC), of investing in the "play to earn" gaming space and the non-fungible token (NFT) space.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Play to Earn Video Games		Cryptocurrency and Blockchain technology

There are no anticipated products or services being developed or tested by Team Seneca Investors, LLC

Team Seneca Investors, LLC shines in the emerging world of play-to-earn video games by bridging investors and overseas scholarshipped video game players in the booming play to earn space. The sky-rocketing play-to-earn industry is mostly built on NFT and cryptocurrency technology. Sound confusing? That's okay. It is an emerging market which has surprisingly been around for years and is gaining popularity.

Competition

The Company's primary competitors are None.

Team Seneca Investors, LLC is a disruptor and a first of its kind in the play-to-earn space.

Supply Chain and Customer Base

Our company does not rely on any suppliers.

The customer of Team Seneca Investors, LLC is/are its investors.

Intellectual Property

The Company is dependent on the following intellectual property: None

Governmental/Regulatory Approval and Compliance

N/A

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Utopia 860 Seneca, LLC	N/A	1	$0.20

Other

The Company's principal address is 4400 N Scottsdale Rd., Suite 9-323, Scottsdale , AZ 85251

The Company conducts business in Arizona and Nevada.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.90%	$7,900	7.90%	$395,000
Estimated Attorney Fees	10.00%	$10,000	0.20%	$10,000
Estimated Accountant/Auditor Fees	10.00%	$10,000	0.20%	$10,000
Working Capital	72.10%	$72,100	91.70%	$4,585,000
Total	**100%**	**$100,000**	**100%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: As the Managing Member see fit and beneficial to the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Utopia 860 Seneca, LLC (Bryan Price)

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Utopia 860 Seneca, LLC serves as Team Seneca Investors, LLC's Managing Member since inception (i.e. 10/18/2021). Mr. Bryan Price is the signatory for Utopia 860 Seneca, LLC since inception around 2021.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Bryan Price served as either the managing member or sole member of the following entities during the last three years: (i) WW Group Holdings; (ii) Utopia 860 Seneca, LLC and others.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Membership Interests
Amount outstanding	10,000,000
Voting Rights	Members can vote on any matters that requires action by Members. Member's voting right is dependent on their pro rata Interest in the Company. An affirmative vote shall consists of 60% vote.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Securities issued pursuant to the Offering will be subject to dilution if/when the Company issues new Membership Interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Difference between this security and the Securities issued pursuant to Regulation CF	None, both are Membership Interests in the Company

The Company has the following debt outstanding: N/A

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 0.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is owned and controlled by a managing entity. The managing entity is Utopia 860 Seneca, LLC and is owned and controlled by WW Group Holdings, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Utopia 860 Seneca, LLC	100.0%

Following the Offering, the Purchasers will own 40.0% of the Company if the Minimum Amount is raised and 40.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Team Seneca Investors, LLC was formed on the last quarter of 2021, which was about four months ago. Thus, the Company is still in the process of building a historical financial record and results.

Profitability of the Company can be achieved based off of the investments it received and the movements in cryptocurrency investment. The Manager will ensure that investors investments is/are invested towards gamers who will "play to earn." As each gamer play and earn, the investors themselves also makes an earning.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to invest in "play to earn," to sponsor a scholar to play, and for management fees.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 18, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Silicon Valley Bank until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has not yet been determined but will be determined by daily market price for the cryptocurrency . The minimum amount that a Purchaser may invest in the Offering is $1,500.00.

The Offering is being made through Gainvest, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.9% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

N/A.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have membership interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Units or "Ownership Interests." The Company's manager entity determines when and how distributions are made. Distributions are calculated by 80% to Members (pro rata) based on the Ownership Interest of each Member; 20% to Managing Member. The Ownership Interest of each Member is obtained by dividing the Units held by the Member by the total of all Units held by all the Members. Distributions are required to be made every two months. The Ownership Interests are not entitled to a preferred return.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Interests will not be able to transfer their Membership Interests without the approval of the Company. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: On each matter requiring action by the Members, each Member may vote the Member's Units. Except as otherwise stated in the Certificate of Formation or this Agreement, a matter submitted to a vote of the Members shall be deemed approved if it receives the affirmative vote of sixty percent (60%) of the Ownership Interest and the written consent of the Manager.

The Company does not have any voting agreements in place.

The Company has an operating agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Membership Interest LLC/Membership Interests.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests – Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its

Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Utopia 860 Seneca, LLC (Bryan Price)
(Signature)

Utopia 860 Seneca, LLC (Bryan Price)
(Name)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Utopia 860 Seneca, LLC (Bryan Price)
(Signature)

Utopia 860 Seneca, LLC (Bryan Price)
(Name)

Managing Member
(Title)

February 16, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Utopia 860 Seneca, LLC (Bryan Price), being the founder of Team Seneca Investors, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying financial statements of the Company, which comprise the balance sheet as of December 31, 20221and the related statements of income (deficit), stockholder's equity and cash flows, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Utopia 860 Seneca, LLC (Bryan Price)
(Signature)

Utopia 860 Seneca, LLC (Bryan Price)
(Name)

Managing Member
(Title)

2/16/22
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Operating Agreement

EXHIBIT A

Financial Statements

TEAM SENECA INVESTORS LLC
FINANCIAL STATEMENTS

For the year ended 2021





INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

Team Seneca Investors LLC

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of Team Seneca Investors LLC as of December 31, 2021 and the related statements of operations, changes in owner's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant



estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Team Seneca Investors LLC as of December 31, 2021 and the related statements of operations, changes in owner's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis

Feb 18, 2022

Amjad N I Abu Khamis

Licensed Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com



Team Seneca Investors LLC

Balance Sheet Statement

As of 31 December 2021

	2021
Assets	
Current Assets	
Cash and Bank Balances	1,093.02
Total Current Assets	**1,093.02**
Total Non-Current Assets	**-**
Total Assets	**1,093.02**
Liabilities and Owners Equity	
Liabilities	
Current Liabilities	
Total Current Liabilities	**-**
Non-Current Liabilities	
Total Non-Current Liabilities	**-**
Total Liabilities	**-**
Equity	
Net - Owners Contribution	1,206.00
Net Income (Loss)	(112.98)
Total Equity	**1,093.02**
Total Liabilities and Equity	**1,093.02**



Team Seneca Investors LLC

Income Statement

For the year ended 2021

	2021
Operating Revenues	-
Operating Expense	**(112.98)**
Bank Charges and Fees	(112.98)
Net Income	**(112.98)**



Team Seneca Investors LLC

Statement of Changes in Equity

For the year ended 2021

	Net Contributions	Retained Earnings	Equity Balance
Beginning Balance as of October 18, 2021	-	-	-
Owners Contributions (withdrawals) during 2021	1,206.00	-	1,206.00
Net Income (Loss) for 2021	-	(112.98)	1,093.02
Equity Ending Balance as of December 31, 2021			**1,093.02**



Team Seneca Investors LLC

Statement of Cash Flow

For the year ended 2021

	2021
Income from Operating Activities	(112.98)
Adjustments to net cash from operating activities	
Net Cash Flow used for Operating Activities	(112.98)
Cash Flow From Investing Activities	
Net Cash Flow for Investment Activities	-
Cash Flows from Financing Activities	
Owner's Contribution	28,994
Owner's Withdrawals	(27,788)
Net Cash Flow by Financing Activities	1,206
Net Increase (decrease) in cash	1,093.02
Cash at Begging of Year	-
Cash at End of Year	1,093.02



Team Seneca Investors LLC

Notes to the Financial Statements:

For the year Ended 2021

1. Description of the Business

Team Seneca Investors LLC was formed in Delaware on October 18th, 2021. The purpose of the Company shall be to engage solely in the business, directly or indirectly, through one or more entities (including but not limited to Manager's Affiliate, TS Investor Holdings, LLC), of investing in the "play to earn" gaming space and the non-fungible token ("NFT") space. Investors invest funds with our team which our highly organized and efficient team managers use to purchase game pieces for our overseas game players who otherwise could not afford the game pieces themselves. The investors and game players share in the earnings of the day to day earnings from the players. (Think buying a car for someone to drive Uber and you share in the revenue). It is a one-time investment unless you would like to increase your investment with additional token-earning players.

Meaning, game pieces are not lost in gameplay, they are continually re-used to play battles and earn tokens. Each player has a daily goal that investors will share in and play to earn pay outs are every 2 months.

2. Summary of Significant Accounting Policies

2.1. Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

2.2. Revenue Recognition

The Company recognizes revenues from providing professional services when earned and collection is reasonably assured. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Expenses are reflected on the statements of operations, net of client reimbursements.

Currently, as we are recovering from Covid 19, which had a material financial impact on our company, we are negotiating with companies that will bring us millions of subscribers for our technologies. Currently, we are still trying to raise the required funds to reach our next milestone.

2.3. Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. [e.g. useful life of fixed assets].

2.4. Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents

EXHIBIT B

Subscription Agreement

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this "**Agreement**") is entered into as of _____, 2022, by and between Team Seneca Investors, LLC, a Delaware limited liability company (the "**Company**"), and the undersigned subscriber in the Company ("**Subscriber**", and the term Subscriber as used herein shall also include a Subscriber Representative (as defined below) for any Subscriber who is a non-accredited investor). All capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to in the Company's First Amended and Restated Operating Agreement attached and incorporated herein (the "**Operating Agreement**"), provided herewith by and among the Managers and the Members identified therein.

WHEREAS, the Company has been formed as a limited liability company under the laws of the State of Delaware by the filing of its Articles of Organization in the office of the Secretary of the State of Delaware;

WHEREAS, the Company's initial Member and Manager have set out fully in the Operating Agreement the Members' and Manager's respective rights, obligations, and duties with respect to the Company and its assets; and

WHEREAS, Subscriber wishes to purchase from the Company, and the Company wishes to issue to Subscriber, an equity interest in the Company in the form of a number of units of membership interest (each a "**Unit**" and collectively the "**Units**") at a price that shall be determined at execution.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

1. Subscription for Units.

1.1 <u>Agreement to Sell and Purchase.</u> Subscriber hereby agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, subject to Section 2.2 (Rejection of Subscription) of this Agreement, the number of Units set forth below Subscriber's signature on the signature page hereto (the "**Purchased Units**"), all subject to the terms and conditions set forth in this Agreement.

1.2 <u>Consideration.</u> In consideration of the issuance and sale of the Purchased Units, Subscriber agrees to make (a) an initial Capital Contribution to the Company in the manner set forth in Article III of the Operating Agreement (the terms of which provision are incorporated herein by reference); and (b) a commitment to make additional Capital Contributions to the Company as described in the Operating Agreement.

2. Closing.

2.1 <u>Closing Date.</u> The Closing of the purchase and sale of the Units ("**Closing**") shall take place remotely via the electronic exchange of documents, signatures, and funds; <u>provided</u>, <u>however</u>, that in no event shall the Closing occur more than thirty (30) days after the execution of

1

this Agreement, after which this Subscription Agreement shall be void, and any funds shall be returned to the with no further liability to any Party.

2.2 <u>Rejection of Subscription.</u> At or before the Closing, the Company may, in its sole discretion and for any reason, elect not to accept the subscription of Subscriber, in whole or in part. If the Company rejects such subscription, the Company shall refund to Subscriber all funds submitted by Subscriber to the Company in connection with such rejected subscription.

2.3 <u>Default.</u> If Subscriber fails to perform its obligations hereunder within five (5) days after receipt of notice by the Company to Subscriber of such failure, the Company may, at its sole option: (a) if such failure occurs prior to the Closing, refuse to issue the Purchased Units to Subscriber; or (b) if such failure occurs after the Closing, result in the reversion of all rights, title, and interest in the Units to the Company and a rescission of the transactions contemplated hereby.

2.4 <u>Failure of Closing to Occur.</u> The Company shall have no liability to Subscriber for (a) the failure of the Closing to occur; or (b) its failure to issue the Purchased Units to Subscriber; <u>provided</u>, <u>however</u>, if the Closing does not occur the Company shall refund to Subscriber all funds submitted by Subscriber to the Company

2.5 <u>Obligations of Subscriber.</u> At or prior to the Closing, Subscriber shall execute the Operating Agreement and such other documents as are deemed by the Company to be appropriate, advisable or necessary to consummate the transactions contemplated hereby and thereby, including without limitation such written confirmation or other documentation to verify such Subscriber is an accredited investor as such term is defined in Rule 501 under the Securities Act of 1933 (the "**Securities Act**") if applicable.

2.6 <u>Subscription Irrevocable.</u> Except as provided under applicable state securities, or other applicable, laws, this subscription is and shall be irrevocable on the part of Subscriber once submitted to the Company

3. Representation and Warranties of Subscriber.

Subscriber hereby represents and warrants to the Company as follows:

3.1 Accredited Investor Status. The Subscriber is either (a) an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act as evidenced by completing and executing the Accredited Investor Certificate attached hereto as <u>Exhibit A</u> or (b) a non-accredited investor. For a Subscriber who is a non-accredited investor, the Subscriber shall complete the Non-Accredited Investor Questionnaire attached hereto as <u>Exhibit B</u>.

If the Subscriber is not an accredited investor as defined in Rule 501 of Regulation D, the Subscriber agrees that either (a) he has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of acquiring the Purchased Units on the basis of his, her or its investment experience, business experience, professional experience, and/or education, or (b) the Subscriber has discussed with the Subscriber's purchaser representative ("**Subscriber Representative**") who is knowledgeable and experienced in such matters so as to determine whether acquiring the Purchased Units is appropriate in light of the Subscriber's financial circumstances. The Subscriber has received the advice of such Subscriber Representative with respect to the merits and risks of such an investment. Together with such Subscriber Representative, and with the benefit of his, her or its advice, the Subscriber has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of acquiring the Purchased Units.

Subscriber further acknowledges and agrees that the Company may require, as a condition to the Subscriber's purchase of the Purchased Units, that the Subscriber furnish the Company with information requested and considered necessary by the Company to evaluate the suitability of the Subscriber's potential purchase of the Purchased Units and to demonstrate that the Subscriber has the knowledge and experience as to be capable of evaluating the merits and risks of acquiring the Purchased Units (to the extent that the Subscriber does not have a Subscriber Representative).

3.2   No Conflicts. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, violate any terms of any material contractual restriction or commitment of any kind or character to which Subscriber is a party or by which Subscriber is bound.

3.3   Risk of Loss. Subscriber is able to bear the substantial economic risks of an investment in the Company and to sustain a complete loss of such investment. Subscriber recognizes that the acquisition of the Purchased Units involves a high degree of risk. Subscriber is cognizant of and understands all of the risks related to the purchase of the Units, including those set forth in Section 3.8 (Restrictions on Transfer) of this Agreement and those contained in the Operating Agreement pertaining to transferability. Subscriber has adequate net worth and means of providing for the Subscriber's current needs, possible personal contingencies, and has no need for liquidity in this investment. Subscriber's commitment to investments which are not readily marketable is not disproportionate to the Subscriber's net worth and Subscriber's acquisition of the Purchased Units will not cause the Subscriber's overall commitment to such investments to become excessive.

3.4   Access. Subscriber acknowledges that all documents, records, and books pertaining to this investment have been made available for inspection by Subscriber, Subscriber's counsel, and Subscriber's accountants. Counsel and accountants for Subscriber, and the Subscriber, have had the opportunity to obtain any additional information necessary to verify the accuracy of the contents of the documents presented to them, and to confer with and to ask questions of, and receive answers from, representatives of the Company or persons authorized to act on its behalf concerning the terms and conditions of this investment and any additional information requested by Subscriber or Subscriber's representatives. In evaluating the suitability of this investment in the Company, Subscriber has not relied upon any representations or other information (whether oral or written) other than as set forth in any documents or answers to questions furnished by the Company. Subscriber is making this investment without being furnished any offering literature other than the documents or answers to questions described above.

3.5   Investment Intent. The Purchased Units are being acquired by Subscriber for the account of Subscriber, for investment purposes only, and not with a view to, or in connection with, any resale or distribution thereof. Subscriber has no contract, undertaking, understanding, agreement, or arrangement, formal or informal with any person or entity to sell, transfer, or pledge to any person or entity all or any part of the Purchased Units, any interest therein or any rights thereto, and Subscriber has no present plans to enter into any such contract, undertaking, agreement or arrangement.

3.6   <u>Reliance on Representations.</u> Subscriber understands that no federal or state agency has passed on or made any recommendation or endorsement of the Units. Subscriber further understands that the Company, in offering the Purchased Units for sale to Subscriber, is relying on the truth and accuracy of the representations, declarations, and warranties made by Subscriber herein and in the investor suitability questionnaire completed, executed and delivered by Subscriber to the Company contemporaneously herewith.

3.7   <u>No Registration.</u> Subscriber acknowledges that, because the Units have not been registered under the Securities Act, and because the Company has no obligation to effect such registration, Subscriber shall continue to bear the economic risk of Subscriber's investment in the Purchased Units for an indefinite period.

3.8   <u>Restrictions on Transfer.</u> Subscriber agrees not to sell or otherwise transfer the Purchased Units other than in accordance with the terms and conditions of the Operating Agreement. It is understood that the Units cannot be liquidated easily, that no public or other market exists for the Units, and that no such market is expected to develop. Subscriber is aware that, because the Purchased Units have not been registered under the Securities Act or applicable state securities laws, any resale inconsistent with the Securities Act or applicable state securities laws may create liability on Subscriber's part or the part of the Company, and, in addition to the restrictions on Transfer contained in the Operating Agreement, agrees not to assign, sell, pledge, transfer, or otherwise dispose of the Units unless they are registered under the Securities Act and applicable state securities laws, or an opinion of counsel satisfactory to the Company is given to the Company that such registration is not required. Subscriber is aware that the Company will impress on the back of any Articles of Organization representing Units a legend substantially as follows:

THESE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE OFFERED OR TRANSFERRED BY SALE, ASSIGNMENT, PLEDGE, OR OTHERWISE UNLESS (I) A REGISTRATION STATEMENT FOR THE UNITS UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS IN EFFECT OR (II) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

3.9   <u>Sophistication.</u> Subscriber possesses alone, or together with the Subscriber Representative, a sufficient degree of sophistication, knowledge, and experience in financial and business matters such that Subscriber is capable of evaluating the merits and risks of acquiring the Purchased Units.

3.10   <u>No Oral Representations.</u> No person representing the Company or purporting to do so has made any oral representation or warranty to Subscriber which is inconsistent with the information provided in writing to him. Subscriber agrees that he has not relied and shall not rely on any such representation or warranty in connection with any decision to acquire the Purchased Units.

3.11　Execution on Behalf of Certain Entities. If this Agreement is executed on behalf of a partnership, trust, corporation, or other entity, the undersigned has been duly authorized to execute and deliver this Agreement and all other documents and instruments (if any) executed and delivered on behalf of such entity in connection with this subscription for the Purchased Units.

3.12　Advisors and Brokers. Except for fees due to Gainvest, Inc. or its Affiliate, which will receive a commission equal to 7% of the amount Subscriber invests in the Company, no additional advisor, broker, finder, or intermediary has been paid or is entitled to a fee or commission from or by Subscriber in connection with the purchase of the Purchased Units nor is Subscriber entitled to or will accept any such fee or commission.

3.13　Indemnification. Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties contained in this Agreement, and hereby agrees to indemnify and hold harmless the Company and any affiliate of the Company, and the officers, members, managers, associates, agents, and employees of the Company and their affiliates, and any professional advisers to any of the above parties, from and against any and all loss, damage or liability (including costs and reasonable attorneys' fees) due to or arising out of a breach of any representation, warranty, or acknowledgement of Subscriber or failure to fulfill any obligation of Subscriber, whether contained in this Agreement or in any other document completed as part of the sale of the Purchased Units to Subscriber, or arising out of the sale or distribution by Subscriber of any securities in violation of the Securities Act or any applicable state securities laws. Notwithstanding any of the representations, warranties, acknowledgements, or agreements made herein by Subscriber, Subscriber does not hereby or in any other manner waive any rights granted to him under federal or state securities laws.

3.14　Subject to Operating Agreement. The Units subscribed for herein shall at all times be subject to the terms of the Operating Agreement.

3.15　Confidentiality. Subscriber hereby agrees on behalf of Subscriber and Subscriber's designated representative, if any, to keep confidential at all times any nonpublic information which such persons may acquire concerning the Company pursuant to this Agreement or otherwise. Nothing in this Section 3.15 (Confidentiality) shall be construed to impose a confidentiality obligation on such persons in connection with (a) any information already possessed by such persons which such persons acquired from sources other than the Company, or (b) any matter which is at the date of this Agreement, or thereafter becomes, public knowledge through no act or failure to act by the undersigned or designated representatives of Subscriber.

3.16　Compliance with Laws.　Subscriber represents and warrants that the amounts contributed by him, her or it to the Company were not and are not directly or indirectly derived from activities that may contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations

3.17　Subscriber Location.　Subscriber, if an entity, (i) is duly organized, formed or incorporated, as the case may be, and is validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization, formation or incorporation, and it has all the requisite power and authority to execute, deliver and perform its obligations under this Agreement and the Operating Agreement, and to subscribe for and purchase the Purchased Units hereunder and (ii) will deliver all formation or governing documents and resolutions authorizing the purchase of the Purchased Units as may be required by the Company. If the Subscriber is an individual, the Subscriber is of legal age in the Subscriber's state of residence and has legal capacity to execute, deliver and perform Subscriber's obligations under this Agreement and the Operating Agreement. The Subscriber's purchase of Purchased Units and the Subscriber's execution, delivery and performance of this Agreement and the Operating Agreement have been authorized by all necessary corporate or other action on the Subscriber's behalf, and this Agreement and the Operating Agreement are the Subscriber's legal, valid and binding obligations, enforceable against the Subscriber in accordance with their respective terms.

3.18   Taxation. A Subscriber that is a U.S. person (including a resident alien) should complete IRS Form W-9 attached hereto as Exhibit C and provide such Subscriber's correct Taxpayer Identification Number ("**TIN**"). Failure to provide the information on the form may subject the surrendering Subscriber to U.S. backup withholding on any reportable payment made pursuant to the merger. A Subscriber that is a non-U.S. person should use the appropriate IRS Form W-8, a copy of which can be obtained at www.irs.gov.

3.19   Advertisement.   The Subscriber acknowledges that it is not purchasing the Purchased Units as a result of or subsequent to (i) any advertisement, article, notice or other communications published in any newspaper, magazine or other similar media (including any internet site that is not password protected) or broadcast over television or radio, or (ii) any seminar or meeting whose attendees, including the Subscriber, had been invited as a result of, subsequent to or pursuant to the foregoing.

3.20   Survival. The foregoing representations and warranties of Subscriber shall survive the Closing. Subscriber represents and warrants that the representations, warranties, and acknowledgements set forth above are true and accurate as of the date hereof and as of the Closing. If in any respect such representations and warranties shall not be true prior to the Closing, the undersigned will give prompt written notice of such fact to the Company.

4.   Adoption of Operating Agreement.   The Subscriber hereby specifically acknowledges, accepts and adopts each and every provision of the Operating Agreement and all amendments thereto, a copy of which has been provided to the Subscriber.

5.   General.

5.1   Governing Law. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to conflict of law principles.

5.2   Successors and Assigns. The Subscriber may not assign this Agreement or any part of this Agreement without the Company's prior written consent, which may be withheld in the Company's sole and absolute discretion. The Company may assign this Agreement, in whole or in part, to the purchaser of the Company's business, whether by sale of equity, merger, reorganization, contribution, asset sale or otherwise. Except as otherwise expressly provided in this Agreement, this Agreement will be binding on, and will inure to the benefit of, the successors and permitted assigns of the parties to this Agreement. Nothing in this Agreement is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights or obligations under or by reason of this Agreement, except as expressly provided in this Agreement.

        5.3   <u>Notices.</u> All notices and other communications required or permitted hereunder will be in writing and will be delivered by hand or sent by overnight courier, fax, or e-mail to:

<u>If to the Company:</u>

Team Seneca Investors, LLC

c/o Utopia 860 Seneca, LLC, its Manager

Address: 4400 N Scottsdale Rd., Ste 9-32,3 Scottsdale, AZ 85251

E-mail:

Attention: Bryan Price

with a copy (which shall not constitute Notice hereunder) to:

<u>If to the Subscriber:</u>

Name:

Address:

Fax:

E-mail:

Attention:

Each party may furnish an address substituting for the address given above by giving notice to the other parties in the manner prescribed by this Section 5.3. Except as provided in this Section 5.3, all notices and other communications will be deemed to have been given upon actual receipt by (or tender to and rejection by) the intended recipient or any other person at the specified address of the intended recipient.

        5.4   <u>Severability.</u> In the event that any provision of this Agreement is held to be unenforceable under applicable law, this Agreement will continue in full force and effect without such provision and will be enforceable in accordance with its terms.

        5.5   <u>Construction.</u> The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless the context of this Agreement clearly requires otherwise: (a) references to the plural include the singular, the singular the plural, and the part the whole, (b) references to one gender include all genders, (c) "or" has the inclusive meaning frequently identified with the phrase "and/or," (d) "including" has the inclusive meaning frequently identified with the phrase "including but not limited to" or "including without limitation," and (e) references to "hereunder," "herein" or "hereof" relate to this Agreement as a whole. Any reference in this Agreement to any statute, rule, regulation, or agreement, including this Agreement, shall be deemed to include such statute, rule, regulation, or agreement as it may be modified, varied, amended, or supplemented from time to time.

       5.6   <u>Entire Agreement.</u> This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements and understanding other than this Agreement relating to the subject matter hereof.

       5.7   <u>Amendment and Waiver.</u> This Agreement may be amended only by a written agreement executed by the parties hereto. No provision of this Agreement may be waived except by a written document executed by the party entitled to the benefits of the provision. No waiver of a provision will be deemed to be or will constitute a waiver of any other provision of this Agreement. A waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver.

       5.8   <u>Counterparts.</u> This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be executed and delivered via facsimile, electronically (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[*Remainder of page intentionally blank*]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth below.

Dated as of _____, 2022. Amount of Capital Contribution: $_____

SIGNATURE BLOCK FOR INDIVIDUALS:

Individual's Signature: _____

Individual's Printed Name: _____

SIGNATURE BLOCK FOR JOINT PURCHASERS:

Individual #1's Signature: _____

Individual #1's Printed Name: _____

Individual #2's Signature: _____

Individual #2's Printed Name: _____

SIGNATURE BLOCK FOR ENTITIES:

Name of Entity: _____

State of Incorporation: _____

Signature: _____

Printed Name: _____

Title: _____

SIGNATURE BLOCK FOR IRAS:

Name of IRA: _____

Custodian Signature: _____

Custodian Printed Name: _____

Custodian Title: _____

IRA Participant's Signature _____

IRA Participant's Printed Name: _____

ACCEPTANCE OF SUBSCRIPTION:

   Team Seneca Investors, LLC, a Delaware entity, hereby accepts the subscription for the Purchased Units on behalf upon such date listed below.

Amount of Capital Contribution Accepted: $_____

Number of Purchased Units: _____

Accepted this _____ day of _____, 2022.

Team Seneca Investors, LLC

_____
By:

Title:

<u>**EXHIBIT A**</u>

ACCREDITED INVESTOR CERTIFICATE

The Subscriber represents and warrants that the Subscriber is an Accredited Investor as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended, for the following reason(s) (**PLEASE INITIAL ONE OR MORE OF THE FOLLOWING CATEGORIES**):

Category A: _____   The Subscriber is a natural person whose individual net worth, or joint net worth with his or her spouse, exceeds $1,000,000.

     In calculating net worth, the Subscriber may include equity in personal property and real estate, cash, short-term investments, stock and securities. Equity in personal property and real estate (other than principal residence) should be based on the fair market value of such property less debt secured by such property. The Subscriber must exclude the value of his or her principal residence. The value of the principal residence should be calculated as the fair market value of the residence, less any debt secured by such residence. To the extent that the amount of debt secured by the primary residence exceeds the fair market value of such residence, this excess amount of debt should be considered a liability for purposes of calculating net worth. If, within the 60-day period ending on the date hereof, the Subscriber has borrowed money using his or her principal residence as security, the Subscriber must exclude the loan proceeds from his or her net worth.

Category B: _____   The Subscriber is a natural person who had income in excess of $200,000 in each of the two calendar years immediately preceding the current year, or joint income with his or her spouse in excess of $300,000 in each of those years (in each case including foreign income, tax exempt income and full amount of capital gains and losses but excluding any income of other family members and any unrealized capital appreciation) and has a reasonable expectation of reaching the same income level in the current year.

Category C: _____   The Subscriber is a director, manager, member, general partner or executive officer of the Company or the Manager.

Category D: _____   The Subscriber is a bank, a savings and loan association, insurance company, registered investment company, registered business development company, licensed small business investment company, or employee benefit plan within the meaning of Title 1 of ERISA and (a) the investment decision is made by a plan fiduciary which is either a bank, savings and loan association, insurance company or registered investment adviser, or (b) the plan has total assets in excess of $5,000,000 or is a self-directed plan with investment decisions made solely by persons that are accredited investors

Category E: _____   The Subscriber is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

Category F: _____   The Subscriber is a corporation, partnership, limited liability company, Massachusetts or similar business trust, or non-profit organization within the meaning of Section 501(c)(3) of the Code, in each case not formed for the specific purpose of acquiring the Purchased Units and with total assets in excess of $5,000,000.

Category G: _____   The Subscriber is an employee benefit plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, which has total assets in excess of $5,000,000.

Category H: _____   The Subscriber is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Purchased Units, where the purchase is directed by a "sophisticated person" as defined in Rule 506 (b)(2)(ii) promulgated under the Securities Act.

Category I: _____   The Subscriber is a revocable grantor trust whose grantor is an "accredited investor" (as such term is defined in Rule 501(a) promulgated under the Securities Act) within one or more of the above categories. If relying upon this category alone, the grantor of the Subscriber shall provide such additional representations as may be requested by the Company.

Category J: _____   The Subscriber is an entity all the equity owners of which are "accredited investors" (as such term is defined in Rule 501(a) promulgated under the Securities Act) within one or more of the above categories. If relying upon this category alone, each equity owner of the Subscriber shall provide such additional representations as may be requested by the Company.

Category K: _____   The Subscriber is a self-directed plan (i.e., an individual retirement account, self-directed benefit plan, Keogh Plan, or other tax-qualified defined contribution plan in which a participant may exercise control over the investment of assets credited to his or her account) in which all persons directing the investment in the Company are "accredited investors" because each participant's net worth (i.e., excess of total assets over total liabilities), inclusive of home furnishings and automobiles, exclusive of the value of the primary residence of the participant, either individually or jointly with his or her spouse, exceeds $1,000,000 at the time of purchase, and inclusive of the amount of any home mortgage debt in excess of the value of the primary residence, or has had in each of the last two calendar years individual income (i.e., not including the participant's spouse's income) in excess of $200,000, or joint income with his or her spouse in excess of $300,000, and reasonably expects to have individual income in excess of $200,000 or joint income in excess of $300,000 in the current calendar year.

The Subscriber agrees to provide the Company with such additional information as the Company may reasonably request in order to support the above representation of "accredited investor" status. Any information provided by the Subscriber in response to a request shall constitute a representation and warranty of the Subscriber under this Agreement.

_____
Printed Name

_____
Signature

_____
Title of Authorized Signer (if applicable)

NON-ACCREDITED INVESTOR QUESTIONNAIRE

The following questions must be answered by all non-accredited investors:

      (A)   **Net Worth and Income**.

          My present net worth exceeds $_____.

          During the previous tax year, my income was $_____.

          During the present tax year, I anticipate my income will be $_____.

      (B)   **Background; Investing Experience**. If the Subscriber is an individual please provide the information below. If the Subscriber is not an individual provide the following information for each officer, general partner, manager and/or any other person who will participate in the decision to purchase an Interest.

          Educational Background (name of college attended, major, degree obtained):

          _____

          _____

          Investing courses attended (list the name of each, the sponsor and dates):

          _____

          _____

          Any professional licenses or registrations, including bar admissions, accounting certifications, real estate broker licenses or others:

          _____

          _____

Type of Investment	Years of Experience			
☐ Stocks/Bonds/Mutual Funds	☐ 1 – 5	☐ 5 – 10	☐ 10 – 15	☐ Over 15
☐ Real Estate	☐ 1 – 5	☐ 5 – 10	☐ 10 – 15	☐ Over 15
☐ LPs,/LLCs/Hedge Funds	☐ 1 – 5	☐ 5 – 10	☐ 10 – 15	☐ Over 15
☐ Trust Deeds	☐ 1 – 5	☐ 5 – 10	☐ 10 – 15	☐ Over 15

      (C)   **Investment Evaluation**. Subscriber acknowledges, agrees, represents and warrants that in making the decision to purchase an Interest, Subscriber: (i) must have sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risk of a purchase of an Interest; OR (ii) must retain the services of a professional advisor (who may be an attorney, accountant or other financial adviser unaffiliated with, and who is not compensated by, the Company, or any affiliate or selling agent of the Company, directly or indirectly) for the purpose of aiding in the evaluation of this particular investment.

Do you intend to have a professional advisor in order to meet this requirement? (*If yes please furnish the information indicated below*)

Yes _____   No _____

(D)   **Professional Advisor Information**. In accordance with federal and state securities laws, your professional advisor or representative must satisfy the following conditions: (1) the representative must have such knowledge and experience in financial and business matters that he or she is capable of evaluating, alone or together with your other representatives or together with you, the merits and risk of the prospective investment the Company; and (2) he or she may not be an affiliate, director, officer or other employee of the Company or a beneficial owner of 10% of any class or equity securities of the Company, except where you are (i) a relative of the representative by blood, marriage, or adoption not more remote than first cousin; (ii) a trust or estate in which the representative and any persons related to him or her as specified in clause (i) above or clause (iii) below collectively have more than 50% of the beneficial interest or of which the representatives serves as trustee or executor or in any similar capacity; or (iii) a corporation or other organization of which the representative and any person related to him or her as specific in clause (i) or (ii) above collectively are the beneficial owners of more than 50% of the equity securities or equity interests.

Subscriber has relied on the advice of the following professional advisor, who is not affiliated with or paid by, the Company, in evaluating the merits and risk of accepting Interests described in the Memorandum and protecting the Subscriber's interests:

Name of Advisor: _____

Advisor's Address and Phone Number: _____

_____

Qualifications of Advisor:_____

_____

_____

EXHIBIT C

IRS FORM W-9

See attached.

Form W-9
(Rev. October 2018)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

▶ Go to *www.irs.gov/FormW9* for instructions and the latest information.

Give Form to the requester. Do not send to the IRS.

Print or type. **See Specific Instructions on page 3.**

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only **one** of the following seven boxes.

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶ _____

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is **not** disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) _____

Exemption from FATCA reporting code (if any) _____

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.) See instructions.

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I   Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN*, later.

Note: If the account is in more than one name, see the instructions for line 1. Also see *What Name and Number To Give the Requester* for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II   Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here   Signature of U.S. person ▶   Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to *www.irs.gov/FormW9.*

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, *later.*

EXHIBIT C

Operating Agreement

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
TEAM SENECA INVESTORS, LLC

THIS FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "**Agreement**") is made as of January 25, 2022 (the "**Effective Date**") by and among UTOPIA 860 SENECA, LLC, an Arizona limited liability company (the "**Manager**"), as Manager of Team Seneca Investors, LLC (the "**Company**"), and the Persons from time to time admitted as Members of the Company by executing a separate joinder agreement, in a form substantially similar to the form of joinder agreement attached hereto as <u>Exhibit A</u> (the "**Joinder Agreement**"), and a subscription agreement, in a form acceptable to the Company (the "**Subscription Agreement**"), each of which the Manager has accepted, in writing, on behalf of the Company through an "**Acceptance of Subscription**." The Manager and each Member may be referred to herein individually as a "**Member**" or "**Party**," and collectively as the "**Members**" or the "**Parties**."

RECITALS

1.   The Company through its Manager, and the Members, originally formed the Company on October 18, 2021, by filing a Certificate of Formation with the Secretary of State of Delaware.

2.   The Manager and the Members previously entered into a Limited Liability Company Agreement dated as of October 18, 2021 (the "**Original Operating Agreement**") to provide for certain matters relating to the administration and operation of the Company.

3.   The Manager and the Members now wish to amend and restate the Original Operating Agreement in its entirety to clarify, amend and restate the Parties' intent with respect to certain matters relating to the administration and operation of the Company.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. DEFINITIONS

The following terms shall have the meaning ascribed to them below when used elsewhere in this Agreement with the initial letter capitalized.

"**Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, et seq., and any successor statute, as it may be amended from time to time.

"**Additional Capital Contributions**" has the meaning set forth in Section 4.2(a).

"**Adjusted Capital Account**" means, with respect to any member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Regulations Sections 1.704- 1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

"Affiliate" means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person.

For purposes of this definition, **"control"** when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms **"controlling"** and **"controlled"** shall have correlative meanings.

For the avoidance of doubt, the Manager as well as other entities in which a principal of Manager is a principal or member shall be deemed an Affiliate of the Company.

"Agreement" means this Agreement, as may be amended from time-to-time.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of or agreements with any Governmental Authority.

"Book Depreciation" means, with respect to any Company Asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

"Book Value" means, with respect to any Company Asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a) the initial Book Value of any Company Asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company Asset as of the date of such contribution;

(b) immediately prior to the Distribution by the Company of any Company Asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value (taking Code Section 7701(g) into account) as of the date of such Distribution;

(c) the Book Value of all Company Assets shall be adjusted to equal their respective gross Fair Market Values (taking Code Section 7701(g) into account), as determined by the Manager, as of the following times:

(i) the acquisition of an additional Ownership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a de minimis amount;

(ii) the Distribution by the Company to a Member of more than a de minimis amount of property or cash as consideration for all or a part of such Members Ownership Interest in the Company;

        (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); and

        (iv) such other times as the Manager shall reasonably determine necessary or advisable, at the Manager's discretion, in order to comply with Treasury Regulations Sections 1.704-1(b) and 1.704-2;

provided, that adjustments pursuant to clauses (i)-(ii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member; and

        (d) if the Book Value of a Company Asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraph (c) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company Asset for purposes of computing Net Income and Net Loss.

"**Capital Account**" shall have the meaning set forth in **Section 4.4.**

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Capital Commitment**" or "**Commitment**" means, with respect to any Member at any time, the amount specified as such Member's capital commitment to the Company at the time such member was admitted to the Company (as adjusted as provided in this **Agreement**), which amount shall be set forth on the books and records of the Company.

"**Capital Transaction**" means a sale, condemnation, exchange, or casualty not followed by reconstruction, or other disposition, whether by foreclosure or otherwise, of the Company's Assets or the assets of a Subsidiary of the Company, or any part thereof owned by the Company or a Subsidiary of the Company.

"**Carried Interest**" means the amount that the Manager shall receive as an incentive for managing the Company, which amount shall be equal to the amounts specified in Sections 6.2(a)(ii) and 6.2(b)(ii)(B) of this Agreement.

"**Closing**" is defined as the acceptance of subscriptions at time periods designated at the sole discretion of the Manager.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Credit Facility**" or "**Facility**" means any line of credit, note obligation, advance, warehouse lines, and/or individual loans from any lender, secured in first position by one or more of the Company's Assets.

"**Critical Elements**" shall have the meaning set forth in Section 11.2(h).

"**Defaulting Member**" has the meaning set forth in Section 4.2

"**Distributable Cash**" means, for any period, the total cash gross receipts of the Company during such period **(i)** derived from all sources (other than Capital Contributions and Capital Transactions and Refinance Transactions) together with any amounts included in reserves or working capital from prior periods which the Manager reasonably determines to distribute, less the operating expenses of the Company paid during such period (including, but not limited to, present and anticipated debts and obligations under any Credit Facility or otherwise), capital needs and expenses, the payment of any administrative fees and expenses, and any increases or replacements in reserves (other than from Capital Contributions) during such period

("**Distributable Cash from Operations**"), (ii) in the case of a Capital Transaction, the total cash gross receipts of the Company attributable to such Capital Transaction, less (A) payment of all expenses associated with such Capital Transaction, and (B) repayment of all secured and unsecured Company debts, (other than an obligation incurred in order to effect a refinancing which is the applicable Capital Transaction), required to be paid in connection with such Capital Transaction or that the Members unanimously determine should be paid in connection with such Capital Transaction(**"Distributable Cash from Capital Transactions"**) and (iii) in the case of a Refinance Transaction, the total cash gross proceeds of the Company attributable to such Refinance Transaction, less payment of all expenses and funding of any reserves in connection with such Refinance Transaction ("**Distributable Cash from Refinance Transactions**").

"**Distribution**" or "**Distributions**" means a distribution or distributions made by the Company to a Member (when in cash or otherwise) with respect to such Member's Ownership Interest, including a distribution of Distributable Cash from Operations, Distributable Cash from Capital Transactions, or Distributable Cash from Refinancing Transactions, as applicable; provided, that none of the following shall be a Distribution:

(a) any redemption or repurchase by the Company or any Member of any Units;

(b) any recapitalization or exchange of securities of the Company;

(c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or

(d) any fees or remuneration paid to any Member in such Members capacity as a service provider for the Company or a Company Subsidiary or Affiliate.

"**Distribute**" when used as a verb shall have a correlative meaning.

"**Effective Date**" shall mean the date of transfer of Members' funds into the Company's operating account and acceptance of the Members subscription documents.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arms-length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

"**Final Closing**" is defined as the event when the Manager decides to no longer accept Capital Contributions in the Company, in its sole discretion.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Company Assets**" or "**Assets**" means any and all assets of the Company including interests in NFTs, real property, mortgages, loans, notes, contracts, receivables, cash, or any other asset of the Company.

"**Company Expenses**" includes but is not limited to all out-of-pocket expenses incurred by the Manager and its Affiliates in connection with the Company's business, including:

(a) all expenses of organizing the Company and offering the Units, including legal, accounting, tax advice, consulting fees, and all such other reasonable and necessary fees incurred by the manager on behalf of the Company in connection therewith; and

(b) all costs and expenses incurred in connection with the Manager's performance of the Manager's duties under this Agreement including (i) indemnification costs payable by the Company, (ii) fees and expenses of professional service providers and third party transaction, pursuit and investigation costs (regardless of whether the transaction is closed); (iii) legal, audit, tax preparation, management information systems and accounting fees and costs; (iv) marketing costs in connection with offering and selling the Units, including without limitation any and all registration and filing fees, sales commissions, blue sky fees, and (v) administration, record keeping, investor relations and investor mailing and communication costs. Notwithstanding anything to the contrary contained herein, the Company shall not be responsible for the compensation of officers and employees, office overhead or other expenses of the Manager.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Indemnified Parties**" shall have the meaning set forth in Section 11.9.

"**Initial Closing**" means the first Closing upon which a Member is admitted to the Company.

"**Investment Period**" means the period commencing on the date of the Initial Closing and expiring on the third anniversary of the date of the Final Closing, if any, unless terminated sooner at the discretion of the Manager.

"**Joinder Agreement**" means the joinder agreement in form and substance attached hereto, pursuant to which a prospective investor agrees to become a Member pursuant to the terms and conditions of this Agreement.

"**Manager**" means initially Utopia 860 Seneca, LLC, and thereafter, any other individual or entity selected by the Members to act in the capacity as Manager of the Company pursuant to the terms of this Agreement.

"**Member**" shall mean **(i)** any person or entity holding Units who has been approved by the Manager and is a party to this Agreement and **(ii)** for purposes of Capital Accounts and for determining allocations under Article 6, the Manager.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right **(a)** to a Distributive share of Net Income, Net Loss and other items of income, gain, loss and deduction of the Company; **(b)** to a Distributive share of the assets of the Company; **(c)** to vote on, consent to or otherwise participate in any decision of the Members, but only to the extent expressly provided in this Agreement; and **(d)** to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act.

"**Member Nonrecourse Debt**" means "**partner nonrecourse debt**" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "**Company**" for the term "**partnership**" and the term "**Member**" for the term "**partner**" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704- 2(i)(3).

"**Member Nonrecourse Deduction**" means "**partner nonrecourse deduction**" as defined in Treasury Regulation Section 1.704-2(i), substituting the term ³Member´ for the term ³partner´ as the context requires.

"**Minimum Gain**" shall mean "partnership minimum gain" as defined in treasury regulations Section 1.704-2(d).

"**Minimum Gain Share**" shall mean, for each Member, such Members share of any Minimum Gain, as determined under Treasury Regulation § 1.704-2(g). ³

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a) any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulation Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c) any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) notwithstanding any other provision in this definition, any items that are specially allocated pursuant to **Section 5.2** will not be taken into account in computing Net Income and Net Loss. Instead, the amounts of items of Company income, gain, loss, or deduction available to be specially allocated pursuant to **Section 5.2** will be determined by applying rules analogous to those set forth in paragraphs (a) through (e) above. ³Non-Defaulting Member´ has the meaning set forth in **Section 4.2(b).**

"**Nonrecourse Deductions**" has the meaning set forth in treasury regulations section 1.704- 2(b)(1).

"**Ownership Interest**" means, for each Member, that percentage which is obtained by dividing the Units held by the Member by the total of all Units held by all the Members. For the purposes of voting matters, the Manager shall determine each Member's Ownership Interest as of the Record Date.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Record Date**"´ shall have the meaning set forth in **Section 10.5**.

"**Refinancing Transaction**" means the refinancing or restructuring of a line of credit, note obligation, advance, warehouse line, loan or other debt obligation under any Credit Facility.

"**Stated Value**" shall mean the figure used by the Company as the value for each Asset it owns to assist in determining the Unit Price of the Membership Units of the Company. The Stated Value of the Company's Assets shall be determined by the Manager in its sole discretion, at minimum on an annual basis. The Manager, however, shall establish and follow a methodology for determining the Stated Value and may modify, alter, or improve the methodology from time to time in its sole discretion.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Substitute Member**" shall mean a Member who acquires its Units from another Member, at the approval of the Manager.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units or Unit Equivalents owned by a Person.

"**Transfer**" when used as a noun shall have a correlative meaning.

"**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unfunded Amount**" has the meaning set forth in Section 4.2(b).

"**Unit**" or "**Units**" means a unit representing a fractional part of the Membership Interests of the Members having the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

"**Unreturned Capital**" means, with respect to a member, an amount equal to the excess of

(a) the total Capital Contributions of such Member, over

(b) all Distributions to such Member under Section 6.2(b)(i) (i.e., all prior distributions identified as a return of capital).

"**USD**" shall mean United States Dollars

"**USDC**" shall mean USD Coin, a cryptocurrency.

2. FORMATION

2.1 Name.

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The name of the limited liability company is "Team Seneca Investors, LLC" or such other name or names as the Manager may designate from time to time. Upon the termination of the Company, all of the Company's right, title, and interest in and to the use of the name "Team Seneca Investors, LLC" and any variation thereof, including any name to which the name of the Company may be changed, shall become the property of the Manager, and the Members shall have no right to, and no interest in, the use of any such name.

2.2 Formation.

The Company was organized under the laws of Delaware as limited liability company on October 18, 2021, by filing a Certificate of Formation with the Secretary of State of Delaware. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.3 Principal Place of Business.

The principal place of business of the Company shall be 3000 Canton Pike Hopkinsville, KY 42240, or such other place or places as the Manager may from time to time determine.

2.4 Registered Office and Registered Agent.

The Company's initial registered office shall be at 8 The Green, Ste D, Dover, Delaware 19910 and the name of the initial registered agent is Delaware Registered Agent Services, LLC. at the same address.

2.5 Term.

The term of the Company shall be unlimited. The Company will continue in existence as a separate legal entity unless and until it files a Certificate of Cancellation in accordance with Section 13.7.

2.6 Effect of Inconsistencies with the Act.

This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provisions, this Agreement shall, to the extent permitted by the Act, control.

3. PURPOSE AND BUSINESS OF THE COMPANY

The purpose of the Company shall be to engage solely in the business, directly or indirectly, through one or more entities (including but not limited to Manager's Affiliate, TS Investor Holdings, LLC), of investing in the "play to earn" gaming space and the non-fungible token ("**NFT**") space, and to engage or participate in any other lawful related activities in which limited liability companies formed in the State of Delaware may engage or participate.

4. CAPITAL AND CONTRIBUTIONS

4.1 Admission of Members; Closings and Initial Capital Contributions.

(a) At any time on or prior to the Final Closing, the Manager may, in its sole discretion, admit one or more Persons to the Company as Members. A Person shall be admitted to the Company as a Member (and be shown as such in the books and records of the Company) upon execution and delivery by such Person of this

Agreement (or a counterpart hereof) or a Joinder Agreement to this Agreement and a Subscription Agreement and the acceptance by the Manager of such subscription in accordance with the terms and conditions of this Agreement.

(b) At any time on or prior to the Final Closing, the Manager, in its sole discretion, may schedule one or more closings for sales of Units and cause the Company to admit Members or permit existing Members to increase their Capital Commitments.

(c) Contemporaneously with being admitted to the Company or increasing its Capital Commitment, each Member shall make Capital Contributions to the Company in the amount of such Member's Capital Commitment, as set forth on such Member's accepted Subscription Agreement.

(d) Capital Contributions shall be deposited in the Company's operating account or the operating account of the Manager's Affiliate, TS Investor Holdings, LLC, and shall be immediately available for use by the Manager in accordance with the terms of this Agreement.

(e) The initial Member of the Company shall be Utopia 860 Seneca, LLC, which shall make the Capital Contribution and the number of Units set forth on Exhibit B.

4.2 **Additional Capital Contributions**.

No Member shall be required to make any additional capital contributions beyond the amount of such investor's investment as set forth in the Member's Subscription Agreement.

4.3 Membership Units. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member.

The Company will sell Units at a "**Unit Price**" that may fluctuate from time to time in the Manager's sole discretion. The indicative Unit Price for each Member's Capital Contribution will be set forth in such Member's Subscription Agreement. The Company will allow for fractional Units. Investors who wish to purchase Units must complete and sign the Subscription Agreement, a joinder to this Agreement, an Investor Suitability Questionnaire, and other such documentation as is deemed appropriate by the Manager.

The final Unit Price will be established within no more than ten (10) days after the execution of the Subscription Agreement by a prospective Member. If the price per Unit changes from the indicative price set forth in the Subscription Agreement, the prospective Member may terminate his, her or its subscription with no further liability to any Person and shall not become a Member of the Company, by notifying the Company via email at: price.j.bryan@gmail.com within one (1) business day after receiving from the Company its final price per Unit quotation. If the Member chooses to proceed with the investment, the Subscription Agreement for such Member shall be deemed to be amended to reflect the final price per Unit. Notwithstanding the foregoing, the price per Unit may change at any time prior to the prospective Member's written confirmation accepting the most recently quoted price per Unit.

Upon receipt of each Capital Contribution, the Company will immediately deposit such Capital Contribution into its operating account or that of its affiliate, TS Investor Holdings, LLC, ("the **Operating Account**"), the date of such deposit being the "**Deposit Date**", and it shall be immediately available for use by or at the direction of the Manager on behalf of the Company. Investors may execute the Unit Subscription documents at any time, however, an investment in the Units only becomes effective as an equity investment as of the Effective Date of such investment. Investor funds shall pay no interest to the Investor and shall confer no other rights upon the Investor except as expressly provided in this Agreement.

4.4 Maintenance of Capital Accounts.

The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) and pursuant thereto the following provisions will apply:

> **(a)** Each Member's Capital Account shall be increased by the amount of:
>
> > **(i)** such Members Capital Contributions.
> >
> > **(ii)** any Net Income and any items of income or gain allocated to such Member pursuant to Section 5; and (iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.
>
> **(b)** Each Member's Capital Account shall be decreased by: (i) the cash amount or Book Value of any property Distributed to such Member pursuant to Section 6 and Section 13.3; (ii) the amount of any Net Loss and any items of loss or deduction allocated to such Member pursuant to Section 5; and (iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

4.5 Succession Upon Transfer.

In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to **Section 5.2(f)**, shall receive allocations and Distributions pursuant to Section 5, Section 6, and Section 7 in respect of such Units.

4.6 Negative Capital Accounts.

In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

4.7 No Withdrawal.

No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or draw with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

4.8 Treatment of Loans from Members.

Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Members Capital Account.

4.9 Modifications.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications.

4.10 Adoption of this Agreement.

Each person acquiring Units from the Company shall be admitted as a Member and shall, by executing and delivering to the Manager a Joinder Agreement, shall accept, adopt and be bound by the terms and provisions of this Agreement, and such person shall each execute and deliver such other instruments as the Manager reasonably deems necessary or appropriate to effect, and as a condition to, such acquisition of Units. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with **Section 4.4**.

4.11 Certification of Units.

(a) The Manager in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b) In the event that the Manager shall issue certificates representing Units in accordance with Section 4.11(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT. THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

5. ALLOCATIONS

5.1 Book Allocation of Net Income and Net Loss.

(a) **Generally**. After giving effect to the special allocations set forth in **Section 5.2** and subject to **Section 5.1(b)**, Net Income or Net Loss (and to the extent necessary as determined in the sole discretion of the Manager, items of Company gain, loss, deduction, or credit) for each Fiscal Year (or other applicable period of the Company) will be allocated among the Members in a manner such that the Capital Account of each Member is, as nearly as possible, equal (proportionately) to the excess of:

(i) the Distributions that would be made to that Member pursuant to Section 13.2(e) if: (1) the Partnership were dissolved, its affairs wound up and its assets sold for an amount of cash equal to their Book Values, (2) all liabilities of the Partnership were satisfied (limited with respect to each non-recourse liability to the Book Value of the assets securing such liability), and (3) the net assets of the Partnership were distributed to the Partners in accordance with Section 13.2(e) immediately after making such allocation; over

(ii) the sum of (1) the partners' share of partnership minimum gain and Partner Nonrecourse Debt Minimum Gain, and (2) the amount, if any, that such Partner is obligated (or deemed obligated) to contribute, in the capacity as Partner, to the Partnership, computed immediately prior to the hypothetical sale of assets described in Section 5.1(a)(i).

(b) **Limitation on Allocation of Net Loss**. Notwithstanding any other provision in Section 5.1 or Section 5.2, Net Loss and individual items of loss or deduction may not be allocated to a Member to the extent that the allocation would result in a deficit balance in Members adjusted capital Account as of the end of any Fiscal Year (or other applicable period). Any such items in excess of this limitations will be allocated in the manner determined by manager in the managers discretion.

(c) The allocations set forth in this Article 5 are intended to comply with the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. If the Manager determines after consultation with tax specialists that the foregoing allocations fail for any reason to comply with the Treasury Regulations, the allocation of Net Income, Net Loss and items of Company income, gain, loss, and deduction to the Members shall be modified in a reasonable manner deemed necessary or advisable by the Manager to comply with the Treasury Regulations.

5.2 Special Allocations.

Notwithstanding anything to the contrary in this Article 5:

(a) All Nonrecourse Deductions for each Fiscal Year shall be allocated to the Members in accordance with their relative Ownership Interests.

(b) All Member Nonrecourse Deductions for each Fiscal Year shall be allocated to the Members who bear the economic risk of loss with respect to the Member Nonrecourse Debt giving rise to such deductions, in accordance with Treasury Regulations §1.704-2(i)(1). (c) Any Member who unexpectedly receives an adjustment, allocation or distribution described in clauses (4), (5) or (6) of Treasury Regulations §1.704-1(b)(2)(ii)(d) which produces a deficit in its Adjusted Capital Account shall, to the extent required by the Treasury Regulations, be allocated items of income and gain in amount and manner sufficient to eliminate the deficit in its Adjusted Capital Account as quickly as possible. This **Section 5.2(b)** is intended to comply with the ³qualified income offset´ requirement in Regulations §1.704-1(b)(2)(ii)(d)(3) and shall be interpreted consistently therewith.

(c) If there is a net decrease in Minimum Gain during a Fiscal Year, then before any other allocation is made for such Fiscal Year, the Members shall be allocated items of income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in the amount and in the proportions necessary to satisfy the requirements of a "**minimum gain chargeback**" under Treasury Regulations § 1.704-2(f).

(d) If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a Fiscal Year, then before any other allocation is made for such Fiscal Year (other than pursuant to **Section 5.2(c))**, the Members shall be allocated items of income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in the minimum amount and in the proportions necessary to satisfy the requirements of a Member Nonrecourse Debt Minimum Gain chargeback under Treasury Regulations § 1.704-2(i)(4).

(e) The allocations set forth in subsections (a) through (e) above (the "Regulatory Allocations") are intended to comply with certain requirements of treasury regulation 1.704-1(b) and 1.704-2. Notwithstanding any other provision of this Section 5.2 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocation of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

5.3 Tax Allocation.

(a) Except as otherwise provided in this **Section 5.3**, each item of Company income, gain, loss or deduction for income tax purposes will be allocated among the Members in the same manner as such items are allocated for book purposes pursuant to this Article 5. Notwithstanding the foregoing, the Manager will have the power to make such allocations for United States federal, state, and local income tax purposes as may be necessary to maintain "substantial economic effect" or to ensure that such allocations are in accordance with each "partner's interest in the partnership" in each case within the meaning of code Section 704(b) and the Regulations thereunder.

(b) Contributed/Revalued Property. If any property is contributed to the Company in kind, or if the Book Value of any Company property is adjusted pursuant to applicable Treasury Regulations under Section 704(b) of the Code and this Agreement, all income, gain, loss and deduction with respect to such contributed or revalued property shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for Federal income tax purposes and its initial or revalued Book Value, in accordance with Treasury Regulation § 1.704-1(b)(4)(i), Section 704 of the Code and the Regulations thereunder. Allocations pursuant to this Section 5.3(b) are solely for purposes of Federal and state income taxes and shall not affect, or in any way be taken into account in computing, any Members Capital Account or share of Net Income, Net Loss, or Distributions pursuant to any provision of this Agreement.

5.4 Other Allocation Rules.

(a) Changes in Interests. If the respective Ownership Interests of the Members in the Company change during any Fiscal Year, then the amount of all items to be allocated, credited, or charged to such Members will be determined as follows:

(i) First, the Transferor of such Ownership Interests will receive all items allocable, credited or charged from the first day of such Fiscal year through and but not including the Effective Transfer Date, as determined pursuant to Section 12.5. Thereafter, the Transferee will be allocated, credited, or charged such items from the Effective Transfer Date through the end of such Fiscal Year.

(ii) Distributions to the Transferor will cease on and after the Effective Transfer Date and all allocations of income/losses will be allocated based on the close of the books as of the Effective Transfer Date. To be clear, the Company shall utilize the interim closing of the book's method in connection with any such Transfers.

6. DISTRIBUTIONS.

6.1 General. Subject to this Article 6 and as otherwise required by applicable law, the Manager shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies). Without limiting the generality of the foregoing, subject to the Company's performance and sufficient cash flow, the Manager intends to calculate and distribute any available Distributable Cash (if the Manager determines to be in the best interests of the Company) on at least a sixty (60) day cycle. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate § 18-607 of the Act or other Applicable Law.

6.2 Priority of Distributions.

Subject to the priority of Distributions pursuant to **Section 13.2**, if applicable, all Distributions determined to be made by the Manager pursuant to Section 6.1 shall be made as follows:

(a) **Operating Distributions.** Distributable Cash from Operations shall be distributed simultaneously as follows, in USD or USDC:

  (i) First, eighty percent (80%) to the Members, pro rata according to their Ownership Interests; and

  (ii) Second, twenty percent (20%) to the Manager on account of the Manager's Carried Interest.

(b) **Capital Transactions and Refinancing Transactions**. Distributable Cash from Capital Transactions and Distributable Cash from Refinancing Transactions shall be distributed in the following order of priority, in USD or USDC:

  (i) First, eighty percent (80%) to the Members, pro rata according to their Ownership Interests; and

  (ii) Second, twenty percent (20%) to the Manager on account of the Manager's Carried Interest.

6.3 Tax Withholding; Withholding Advances.

(a) **Tax Withholding.** If requested by the Manager, each Member shall deliver to the Manager:

  (i) an affidavit or certificate in a form satisfactory to the Manager that the applicable Member (or its members, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign, or other Applicable Law.

  (ii) any certificate that the Manager may reasonably request with respect to any such laws; and/or

  (iii) any other form or instrument reasonably requested by the Manager relating to any Members status under such law.

(b) **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Manager based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local or foreign taxing authority (a **"Taxing Authority"**) with respect to any Distribution or allocation of income or gain by the Company to such Member or with respect to any payments made by the Company to a Taxing Authority pursuant to Code Section 6225 and allocable to a Member as determined by the Manager in its sole discretion. Any funds withheld from a Distribution by reason of this Section 6.3(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, as such, shall be charged against the Member's Capital Account.

(c) **Repayment of Withholding Advances**. Any Withholding Advance made by the Company to a Taxing Authority on behalf of, or with respect to, a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to the prime rate published in the Wall Street Journal on the date of payment plus two percent (2.0%) per annum (the "**Company Interest Rate**"):

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Members Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account);

(ii) with the consent of the Manager, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Members Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account). Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

(d) **Indemnification**. Each Member hereby agrees to indemnify and hold harmless the Company, the Manager, and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The provisions of this Section 6.3(d) and the obligations of a Member pursuant to Section 6.3(c) shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or Transfer of its Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 6.3(d), including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) **Over Withholding**. Neither the Company nor the Manager shall be liable for any excess taxes or other amounts withheld in respect of any Distribution or allocation of income or gain to a Member or otherwise paid to a Taxing Authority. In the event of an over withholding or payment to a Taxing Authority, a Members sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

6.4 Distributions in Kind.

(a) The Manager is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company. In any non-cash Distribution, the securities or property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be Distributed among the Members pursuant to Section 6.2. Any Distribution of securities shall be subject to such conditions and restrictions as the Manager determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to

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such Distribution and any further Transfer of the Distributed securities and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

7. BOOKS OF ACCOUNT, RECORDS, AND REPORTS

7.1 Books and Records. At the Company's principal place of business or such other location as the Manager may determine, the Manager shall maintain the Company's books and records, a register showing a current and past list of the full names and last known addresses of its Members, a copy of its Certificate of Formation and all amendments thereto; a copy of this Agreement and all amendments thereto, along with a copy of any prior Agreements no longer in effect, a copy of the Company's federal, state, and local tax returns and reports, if any, for the three most recent years (or such shorter available period from the date of the Company's formation), and a copy of any financial statements of the Company for the three most recent years (or such shorter available period from the date of the Company's formation). Each Member shall have access thereto at all reasonable times and upon reasonable advance notice to the Manager.

The Manager shall keep proper and complete records and books of account, entering fully and accurately all transactions and other matters relative to the Company's business as are usually entered into records and books of account maintained by persons engaged in businesses of a like character. The Manager intends to maintain the books and records in full accordance with generally accepted accounting principles; however, it may choose an alternate method of accounting reasonably acceptable to Manager in its sole discretion.

The Manager shall consistently maintain the books and records on the accrual basis (except in circumstances where it determines that the cash or income tax basis of accounting will be in the best interest of the Company). Except with respect to matters as to which the Manager is granted discretion hereunder, the opinion of the Company's certified public accountants shall be final and binding with respect to all disputes as to computations and determinations required under this Agreement.

7.2 Financial Statements; Reports. Manager, or a third party retained by Manager, will prepare the Company's tax returns. The Manager shall prepare annual financial statements for the Company within 120 days following the close of each taxable year, as well as periodic reports. The cost of any financial statements and reports will be paid solely by the Company. In addition, as soon as practicable following the close of each taxable year, the Company will provide the Members with information for their use in preparing documents required to be filed under federal income tax laws and other federal laws. The cost for any such report shall be borne by the Company.

7.3 Tax Matters.

(a) **Tax Elections; Tax Representative**. The Manager shall, without any further consent of the Members being required, make any and all elections for federal, state, local, and foreign tax purposes, file any tax returns, and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members. Manager is specifically authorized to act as the "**Partnership Representative**" under the Code and in any similar capacity under state or local law for each taxable year of the Company.

(b) **Tax Classification**. The Manager shall take such action as may be required under the Code and the Treasury Regulations to cause the Company to be taxable as a partnership for federal and state income tax purposes.

(c) **IRS Audit and Other Tax Controversies; Partnership Representative.**

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(i) Notwithstanding anything stated elsewhere in this Agreement, for purposes of this Section 7.3(c), unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015, as such provisions may subsequently be modified.

(ii) The Manager shall be the Company's designated Partnership Representative within the meaning of Code § 6223 (the "Tax Representative") with sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws for each taxable year of the Company.

(iii) If the Company qualifies to elect pursuant to Code § 6221(b) (or successor provision) to have Subchapter C of Chapter 63 of the Code does not apply to any Federal income tax audits and other proceedings, the Manager shall cause the Company to make such election. Thereafter, the Members agree not to take any action which would cause the Company to lose its eligibility to elect out of the application Subchapter C of Chapter 63 of the Code, and each Member further agrees not to sell or otherwise transfer a Membership Interest or any portion of a Membership Interest to any party or parties who would cause the Company to lose its eligibility to elect out of the application Subchapter C of Chapter 63 of the Code, without the consent of the Manager.

(iv) If any "**Partnership Adjustment**" (as defined in Code § 6241(2)) is determined with respect to the Company, the Tax Representative shall promptly notify the Members upon the receipt of a notice of final partnership adjustment, and shall take such actions as directed by the Manager in writing within ten (10) business days after the receipt of such notice, including whether to file a petition in the U.S. Tax Court, cause the Company to pay the amount of any such adjustment under Code § 6225, or make the election under Code § 6226.

(v) If any "**Partnership Adjustment**" (as defined in Code § 6241(2)) is finally determined with respect to the Company and the Tax Representative has not caused the Company to make the election under Code § 6226, then **(i)** the Members shall take such actions requested by the Tax Representative, including filing amended tax returns and paying any tax due in accordance with Code § 6225(c)(2); **(ii)** the Tax Representative shall use commercially reasonable efforts to make any modifications available under Code § 6225(c)(3), (4) and (5); and **(iii)** any "**Imputed Underpayment**" (as determined in accordance with Code § 6225) or partnership adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Tax Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(vi) If any Subsidiary **(i)** pays any partnership adjustment under Code § 6225; **(ii)** requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on the subsidiary, or **(iii)** makes an election under Code §6226, the Tax Representative may cause the Company to make the administrative adjustment request provided for in Code § 6227 consistent with the principles and limitations set forth in Sections 7.3(a)(iv)-(v) above for partnership adjustments of the Company, and the Members shall take such actions reasonably requested by the Tax Representative in furtherance of such administrative adjustment request.

(vii) Any tax payment made on behalf of a Member shall, at the option of the Manager, **(A)** be promptly paid to the Company by the Member on whose behalf such tax payment was made or paid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member. Whenever the Member selects option **(B)** pursuant to the preceding sentence for repayment of a tax payment by a

Member, for all other purposes of this Agreement, such Member shall be treated as having received all distributions (whether before or upon liquidation) unreduced by the amount of such tax payment.

(viii) The obligations of each Member or former Member under this Section 7.3 shall survive the transfer or redemption by such Member of its Membership Interest and the termination of this Agreement or the dissolution of the Company.

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Members federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226 as amended) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.3.

(e) **Resignation of Tax Representative.** The Tax Representative may resign at any time, upon which the Manager shall appoint a new Tax Representative.

7.4 Tax Returns. At the expense of the Company, the Manager shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company and the Company Subsidiaries own property or do business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will cause to be delivered to each Person who was a member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Persons federal, state, and local income tax returns for such Fiscal Year.

8. FISCAL YEAR. The Company's taxable year will initially end on the 31st day of December in each year. The Manager may change the taxable year or the fiscal year at any time.

9. CASH. The Company's available cash will be placed in one or more accounts, anticipated to be located at a federally insured financial institution. Each such account will consist of investments that are immediately liquid, and that, in the Manager's judgment, are sufficiently safe while attempting to produce a yield (if any) on the Company's cash.

10. MEMBER MEETINGS

10.1 Meetings. The Manager may hold meetings as often as the Manager deems advisable. In addition, a meeting of Members shall be held: (a) if it is called by the Manager; or (b) if Members holding at least sixty percent (60%) of the issued Units on the Record Date (as defined below) sign, date, and deliver to the Managers principal office a written request for the meeting, describing the purpose or purposes for which it is to be held. In either case, the Manager shall call a meeting by providing written notice to the Members (in the case of a Member requested meeting, within 10 days after receipt of the request from Members) stating the purpose of the meeting, and the date, time, and place of the meeting. Such meeting shall be held at a time and place designated by the Manager not less than 15 days or more than 60 days after the Managers written notice to the Members. All meetings of Members shall be held at the place specified in the Notice of Meeting.

10.2 Proxies. A Member may be represented at a meeting in person or by written proxy. A proxy shall be executed by the Member and filed with the Manager before the commencement of the meeting. The Manager may specify the persons who can be appointed as a proxy.

10.3 Voting. On each matter requiring action by the Members, each Member may vote the Member's Units. Except as otherwise stated in the Certificate of Formation or this Agreement, a matter submitted to a vote of the Members shall be deemed approved if it receives the affirmative vote of sixty percent (60%) of the Ownership Interest and the written consent of the Manager.

10.4 Action by Ballot Without Meeting. Any action required or permitted to be taken by the Members at a meeting may be taken without a meeting by ballot in writing, describing the action taken, signed by sixty percent (60%) of the Members and the written consent of the Manager. The Manager only, in Manager's discretion, may call for an action by ballot without meeting by delivering to the Members the ballot together with a description of the proposed action and by requiring that the ballot be returned within a specified number of days, which shall not be less than 15 or more than 60, after the date the ballots are mailed. If a Member does not return the Members ballot within the required period of time, the Member shall be deemed to have voted against the proposed action.

10.5 Record Date. The persons entitled to notice of and to vote at a Members meeting or by ballot, and their respective Ownership Interest, shall be determined as of the Record Date for the meeting or the ballot. The Record Date for a meeting shall be a date selected by the Manager not earlier than 60 days or less than 10 days before the meeting or the date the ballots are mailed, (the "**Record Date**"). If the Manager does not specify a Record Date for a meeting or ballot, the Record Date shall be the date on which notice of the meeting or ballot was first mailed or otherwise transmitted to the Members.

10.6. Meetings by Remote Communications. If authorized by the Manager, and subject to such guidelines and procedures as the Manager may determine, Members and proxy holders not physically present at a meeting of Members may, by means of remote communication, participate in the meeting and be deemed present in person and vote at the meeting, whether such meeting is to be held in a designated place or solely by means of remote communication, provided that (1) the Company shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a Member or proxy holder, (2) the Company shall implement reasonable measures to provide such Members and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Members, including the opportunity to read or hear the proceedings in the meeting substantially concurrently with such proceedings and (3) if the Member or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Company.

11. POWERS, RIGHTS, FEES, AND DUTIES OF THE MANAGER

11.1 Authority. The Company shall be managed by one Manager. The initial Manager shall be Utopia 860 Seneca, LLC. The Manager has the exclusive authority to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. The Manager has all of the rights and powers of a manager, as provided in the Act, this Agreement, and as otherwise provided by law. Any action of the Manager shall constitute the act of and bind the Company.

11.2 Powers. The Manager has the right, power, and authority to do on behalf of the Company all things, which in its sole judgment are necessary, proper, or desirable to carry out its duties and responsibilities. Such powers include, but are not limited to the following, intended as examples of such powers:

    (a) Acquisition and disposition of Company Assets;

    (b) The right, power, and authority to incur all reasonable expenditures, to acquire, manage, improve, and/or dispose of Company Assets and to operate the Company;

    (c) Employ and dismiss from employment any and all employees, agents, independent contractors, managers, brokers, attorneys, and accountants;

(d) To borrow money from one or more lenders, including Affiliates of the Manager, and utilize one or more Company Assets as collateral for any such borrowing; provided that the Company will use best efforts to ensure that the aggregate amount of all its indebtedness does not exceed eighty percent (80%) of the aggregate fair market value of all its direct and indirect assets upon stabilization of such assets; provided further that in the event the Company borrows money from an affiliate of the Manager, the terms will no less favorable than generally available from third parties;

(e) The right, power, and authority to sell any or all of the Company's Assets, provided that the Company shall receive all of the proceeds of such sale;

(f) Do any and all of the foregoing at such price, for cash, securities, or other property and upon such terms as the Manager deems proper; and to execute, acknowledge, and deliver any and all instruments to effectuate any and all of the foregoing;

(g) To modify this Agreement, other than as to Critical Elements or those items set forth in Section 16 (Amendments), at its sole discretion; provided, however, that within 30 days of modifying this Agreement, the Manager will inform the Members of such a change. If a majority of Members (as determined by Ownership Interests) object to such a change within 60 days of the modification, the modification shall be deemed null and void as of the date the majority of Ownership Interests has objected to the modification. For purposes of this Agreement, "Critical Elements" shall mean the following:

(i) The purpose of the Company, including the investment strategy (which shall specifically exclude from Critical Elements any decision making concerning individual Company Assets, Asset allocations, and/or modifications to the underwriting guidelines which shall at all times remain in the sole discretion of the Manager);

(ii) The fee structure and compensation being paid to the Manager and/or Affiliates (if such compensation is increased);

(iii) The mechanisms for replacement and/or removal of the Manager and the selection of a replacement Manager;

(iv) Changes to the liquidity structure or distribution waterfall of the Company; and

(v) Any amendment requiring the written consent of Members holding at least sixty percent (60%) of the Membership Units, as provided for in Section 16.1; and

(vi) Voting rights of the Members.

11.3 Fees and Additional Compensation to Manager and Affiliates.

The Manager will not receive any management fees or other compensation for its services as Manager except as provided in Article 6 (Distributions) and reimbursement of out-of-pocket expenses incurred on behalf of the Company in accordance with the Company's expense reimbursement policies. Notwithstanding the foregoing, TS Investor Holdings, LLC will receive a carried interest equal to 20% of all operating income and the profit earned from capital transaction proceeds.

11.5 Time and Effort. The Manager shall devote such time to the Company as Manager deems necessary, in its sole discretion, to manage and supervise the Company's business and affairs in an efficient manner. Nothing herein precludes employment of any agent or third party (at Company expense) to manage or provide other services subject to the control of the Manager.

11.6 Independent Activities of the Manager. The Manager is not required to manage the Company as its sole and exclusive function. The Manager has business interests and engages in activities other than those relating to the Company. The pursuit of such ventures by the Manager and/or Affiliates, even if competitive with the business of the Company, shall not be deemed wrongful or improper or a violation of any fiduciary or other duties that may be owed by the Manager under Applicable Law. The Parties hereto expressly waive, to the fullest extent permitted by Applicable Law, any rights to assert any claim that such involvement breaches any fiduciary or other duty or obligation owed to the Company or any Member or to assert that such involvement constitutes a conflict of interest by such Persons with respect to the Company or any Member. Notwithstanding the foregoing, if the Manager receives an opportunity to invest in or manage or in any way benefit from an opportunity that is competitive with or similar to Assets in which the Company ordinarily might invest, the Manager shall grant the Company such opportunity prior to taking such opportunity for itself, on the same terms and conditions as the opportunity was presented to the Manager.

11.7 Permitted Transactions. The validity of any transaction, agreement, or payment involving the Company and the Manager or an Affiliate or principal of the Manager which is otherwise permitted by the terms of this Agreement shall not be affected by the relationship between the Company and the Manager or an Affiliate or principal of the Manager.

11.8 Liability to the Company. To the greatest extent permitted by law, neither the Manager nor any director, officer, agent, employee, member, shareholder, partner or owner of the Manager shall be liable, responsible, or accountable in damages or otherwise to the Company or any Member for any action taken or failure to act on behalf of the Company within the scope of the authority conferred on the Manager by this Agreement or by law unless such act or omission was performed or omitted fraudulently or in bad faith. Without limiting the generality of the foregoing, to the fullest extent permitted by applicable law, the Manager shall not have any duties or liabilities, including fiduciary duties, to the Company or any Member, except to the extent expressly provided in this Agreement, and all such duties or liabilities are hereby irrevocably expressly disclaimed and eliminated. The provisions of this Agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including fiduciary duties, of the Manager otherwise existing at law or in equity, are agreed by the Members to replace any such other duties or liabilities of the Manager.

11.9 Indemnity of the Manager.

(a) To the greatest extent permitted by law, the Company shall indemnify, defend and hold harmless the Manager and each owner, director, officer, employee, and agent of the Manager (herein the "Indemnified Parties') against and from any personal loss, expense, damage, or injury suffered or sustained by the Indemnified Parties by reason of any acts, omission, or alleged acts or omissions (collectively, "**Losses**") arising out of its activities on behalf of the Company or in furtherance of the interests of the Company, including but not limited to any judgment, award, settlement, reasonable attorney fees, and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim and including any payments made by the Manager to any of the Indemnified Parties if the acts, omissions, or alleged acts or omissions upon which the actual or threatened action, proceeding, or claim is based were for a purpose reasonably believed to be in the best interests of the Company, and were not primarily attributable to acts or omissions constituting fraud or bad faith by the Indemnified Parties.

(b) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any of such Indemnified Party's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Indemnified Party under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Indemnified Party recovers any amounts in respect of any Losses from any insurance coverage, then such Indemnified Party shall, to the extent that such recovery is duplicative, reimburse the

Company for any amounts previously paid to such Indemnified Party by the Company in respect of such Losses.

(c) Expenses (including attorney's fees) incurred by an Indemnified party in a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding; provided, however, that if an Indemnified Party is advanced such expenses and it is later determined that such Indemnified Party was not entitled to indemnification with respect to such action, suit or proceeding, then such Indemnified Party shall reimburse the Company for such advances.

(d) Notwithstanding anything to the contrary herein, any indemnification or advancement of expenses pursuant to Section 11.9 shall be made, first, from the assets of the Company and, if the assets of the Company are insufficient to fully indemnify an Indemnified Party (or if the Company has dissolved), then any such indemnification or advancement of expenses shall be made by the Members in proportion to their respective Capital Contributions; provided that:

(i) no Member shall be obligated to provide indemnification or advancement of expenses following dissolution of the Company in excess of the aggregate amount of distributions it has received from the Company; and

(ii) no Member shall be obligated to provide any indemnification or advancement of expenses hereunder following the second anniversary of the dissolution of the Company, unless such indemnification or advancement of expenses is with respect to an actual or threatened action, proceeding or claim identified by the Manager in a writing delivered to the Members prior to such second anniversary. Any return of distributions shall be subject to the following provisions:

(A) a return of distributions from any Member shall be treated as a contribution of capital to the Company (but not as a Capital Contribution by such Member for purposes hereof) and shall be treated as if the amount of such returned distribution had not previously been distributed to such Member;

(B) the Manager shall be required to return at the same time as the Members the amount of distributions the Manager would not have received pursuant to Section 6.2 had the amounts constituting returned distributions not been distributed to the Members; and

(C) a return of distributions shall be called and made in accordance with, and will be subject to, the terms of Section 4.2.1.

11.10 Prohibited Acts. Anything in this Agreement to the contrary notwithstanding, the Manager shall not cause or permit the Company to:

(a) reimburse the Manager for expenses incurred or for salaries of its officers except as otherwise expressly provided in this Agreement;

(b) pay for any services performed by the Manager, except as permitted herein; nor receive any rebate or give up in connection with Company activities, nor participate in reciprocal business arrangements which circumvent this provision; or

(c) invest in additional Company Assets if the then current ratio of debt to Member equity exceeds 1.5:1 until the ratio has been reduced below 1.5:1 (with the calculation of this ratio including both noteholder debt and debt associated with any then outstanding credit facilities).

11.11 Removal or Withdrawal of the Manager. The Manager may NOT BE REMOVED by the Members. The Manager may voluntarily withdraw from the Company upon one hundred and eighty (180) days written notice to Members. In the event of the Manager's withdrawal, a Manager may be substituted who is acceptable to Members holding a majority of the Ownership Interests. The Managers resignation shall not become effective until the election of a new Manager by the Members, or 12 months from the date of the Managers resignation notice to the Members, which comes first.

11.12 Power of Attorney. Each Member who executes a signature page to this Agreement thereby irrevocably constitutes and appoints the Manager, with full power of substitution, as its true and lawful attorney-in-fact, in its name, place, and stead to execute, acknowledge, swear to, verify, deliver, file, and publish, if necessary: **(a)** this Agreement; **(b)** all amendments, alterations, or changes to this Agreement, including amendments admitting a substituted or additional Member, if otherwise authorized under this Agreement; **(c)** all instruments which effect a change in the Company or a change in this Agreement; **(d)** all certificates or other instruments necessary to qualify or maintain the Company as a limited liability company in which the Members have limited liability in the jurisdictions(s) where the Company may conduct business; and **(e)** all instruments necessary to effect a dissolution, termination, and liquidation of the Company and cancellation of this Agreement when such dissolution, termination, liquidation, or cancellation is otherwise provided in this Agreement; provided, however, that the Manager shall not use this power of attorney to take any actions that have the effect of changing a Critical Element without the Members consent. This power of attorney is deemed coupled with an interest and shall survive the death or disability of a Member or the assignment or transfer of all or any part of the interest of such Member in the Company until the transferee or assignee shall have become a substituted Member and shall have executed such instruments as the Manager deems necessary to bind such transferee or assignee under the terms of this Agreement as it may hereafter be amended.

The Manager may exercise this power of attorney for each Member by listing all of the Members and executing any instrument with a single signature of the Manager acting as attorney-in fact for all of them.

12. TRANSFER OF UNITS BY MEMBERS

12.1 Transfers.

(a) Subject to Section 12.1(b), no Transfer of all or any portion of a Members Units may be made without

(i) the prior written consent of the Manager, which consent may be withheld for any reason at the Managers sole discretion;

(ii) the receipt by the Manager of such documents and instruments of transfer as the Manager may reasonably require; and

(iii) if requested by the Manager, the receipt by the Manager, not less than 10 days prior to the date of any proposed Transfer of a written opinion of counsel (who may be counsel for the Company), satisfactory in form and substance to the Manager, to the effect that such Transfer would not result in any adverse legal or regulatory consequences to the Company or any Member under applicable securities laws, including, but not limited to, that such Transfer would not:

(A) result in a violation of or cause the Company or the interest to be transferred to be registered under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company act of 1940, or any other securities laws of any jurisdiction applicable to the Company or the interest to be transferred;

(B) cause the Company to become a "**publicly traded partnership**" for federal income tax purposes;

(C) constitute a public offering´ within the meaning of Section 7(d) of the Investment Company Act of 1940; or

(D) result in the termination of the Company or loss by the Company of its status as a partnership for tax purposes.

(b) Section 12.1 (a) shall not apply to a Transfer by a Member to a person that acquires such Member's Units by inheritance by reason of the death or legal incapacity of a Member. Each Member hereby agrees that it will not Transfer all or any fraction of its Membership Units, except as permitted by this Agreement.

(c) In no event, shall all or any part of a Member's Membership Units be transferred to a minor or a person who is incapacitated, except in trust or by will or intestate succession.

(d) The transferring Member agrees that it will pay all reasonable expenses, including attorneys' fees, incurred by the Company in connection with a Transfer of his, her or its Membership Units and execute a joinder to this Agreement agreeing to be bound by all of the terms hereof.

12.2 Assignees.

(a) The Company shall not recognize for any purpose any purported Transfer of all or any part of the Units of a Member, unless the provisions of Section 12.1 shall have been complied with and there shall have been filed with the Company a transfer agreement, in a form satisfactory to the Manager, executed by both the transferor or such transferors legal representative and the transferee, accepting by the transferee of all the terms and provisions of this Agreement and such transferees agreement to be bound hereby, and representing that such Transfer was made in accordance with all applicable laws, rules and regulations, among other things, and such other documents and information requested by the Manager.

(b) Unless and until an Assignee becomes a Substitute Member, such Assignee shall have no rights with respect to such Units other than those rights with respect to allocations and distributions.

(c) Any Member which shall Transfer all of its Units shall cease to be a Member upon, but only upon, the admission of a Substitute Member in such Members stead.

(d) Notwithstanding anything to the contrary contained in this Agreement, both the Company and the Manager shall be entitled to treat a Member transferring all or any part of its Units as the absolute owner thereof in all respects and shall incur no liability for distributions made in good faith to such Member, until such time as a Substitute Member is admitted in such Members stead in respect thereof.

12.3 Substitute Members.

(a) No Member shall have the right to substitute a transferee of all or any part of such Member's Units in its place, except as provided in Section 12.1. Any such transferee of Unit(s) (whether pursuant to a voluntary or involuntary Transfer) shall be admitted to the Company as a Substitute Member only (i) with the consent of the Manager granted at its sole discretion, (ii) by satisfying the requirements of Sections 12.1 and 12.2(a), and (iii) upon the receipt of all necessary consents of governmental and regulatory authorities. Persons who become Substitute Members pursuant to Section 12.1(b) need not comply with clause (i) of the preceding sentence.

(b) Each transferee of all or part of a Member's Membership Units, as a condition to its admission as a Substitute Member, shall execute and acknowledge such instruments, in form and substance satisfactory to the Manager, as the Manager reasonably deems necessary or desirable to effectuate such admission and to confirm the agreement of such person to be bound by all the terms and provisions of this Agreement with respect to the Membership Units acquired.

All reasonable expenses, including attorneys' fees, incurred by the Company in this connection shall be borne by such person.

12.4 Bankruptcy or Incapacity of a Member. In the event of the bankruptcy or incapacity of a Member, the Company shall not be dissolved, and the Member's trustee in bankruptcy or other legal representative shall have only the rights of a transferee of the right to receive Company distributions applicable to the Units of such bankrupt or incapacitated Member as provided herein. Any Transfer to or from such trustee in bankruptcy or legal representative shall be subject to the provisions of this Agreement.

12.5 Effective Date of Transfer. The Effective Transfer Date for any Transfer will be midnight of the last day of the fiscal quarter in which the Manager consents to such Transfer or the event giving rise to the Transfer occurs, in each case, subject to the terms of **Section 12.1** and **Section 12.2.**

13. DISSOLUTION OF THE COMPANY

13.1 Dissolution. The Company will continue indefinitely until a date on which the Company has liquidated all of its Company Assets, or earlier upon the occurrence of any of the following events:

(a) The disposition of all assets of the Company and disbursement of all cash to the Members;

(b) The written agreement by the Manager and the Members holding eighty percent (80%) of the Ownership Interests; or

(c) The dissolution of the Manager, bankruptcy of the Manager, or withdrawal from the Company of the Manager when an approved replacement is not obtained within a period of 90 days of such dissolution or bankruptcy or one year after the withdrawal of the Manager in the case of withdrawal.

13.2 Liquidation Distributions. Upon dissolution of the Company, except a dissolution caused by the dissolution, bankruptcy, or withdrawal of the Manager where a substitute Manager is elected by the Members within 90 days of such dissolution or bankruptcy or one year in the case of withdrawal, the Company will be liquidated, and the proceeds of liquidation will be applied as follows:

(a) First, to the interest and outstanding principal balance of any Credit Facility (which may be limited to individual or a group of Company Assets depending on specific collateral for any Facility);

(b) Second, to pay the expenses of liquidation and/or other Company Expenses;

(c) The remaining assets and/or proceeds to the Members and the Manager in accordance with the priority of distributions in Section 6.2(b).

13.3 Bankruptcy of the Manager. A bankruptcy of a Manager shall be deemed to have occurred upon the happening of any of the following: **(a)** the Manager files an application for or consents to, the appointment of a trustee or receiver of its assets; **(b)** the Manager files a voluntary petition in bankruptcy or files a pleading in any court of record admitting in writing its inability to pay its debts as they become due; **(c)** the Manager makes a general assignment for the benefit of creditors; **(d)** the Manager files an answer admitting the material allegations of, or consents to, or defaults in answering a bankruptcy petition filed against it; or **(e)** any court of competent jurisdiction enters an order, judgment or decree adjudicating the Manager a debtor or appointing a trustee or receiver of its assets, if such order, judgment or decree continues un-stayed and in effect for such period of 60 days.

13.4 Liquidation. If the Company dissolves, the Manager (or if the Manager has become bankrupt or terminated, then a liquidator or a liquidation committee selected by the holders of a majority of the then issued Units) shall commence to wind up the affairs of the Company and to liquidate its investments. The holders of the Units shall continue to share profits and losses during the period of liquidation in the same proportion as before the dissolution. The Manager (or such liquidator or liquidating committee) shall have full right and unlimited discretion to determine the time, manner, and terms of any sale or sales of Company Assets, having due regard to the activity and condition of the relevant market and general financial economic conditions.

13.5 Liquidation Statement. Within a reasonable time following the completion of the liquidation of the Company's assets, the Manager (or liquidator or liquidating committee) shall supply to each Member a statement by the Company's accountants setting forth the assets and liabilities of the Company as of the date of complete liquidation and each Members pro rata portion of the distributions pursuant to **Section 13.1.**

13.6 No Recourse to Members or Manager. Each Member shall look solely to the Assets of the Company for all Distributions with respect to the Company and its Capital Contribution thereto and share of profits or losses thereof and shall have no recourse thereto (upon dissolution or otherwise) against any Member or the Manager or its principals, Affiliates, agents, or employees. No Member shall have any right to demand or receive property other than cash upon dissolution and termination of the Company.

13.7 Termination. Upon the completion of the liquidation of the Company and the distribution of all Company assets in accordance with this Agreement, the Company shall terminate, and the Manager shall have the authority to execute and record the Certificate of Cancellation of the Company and any other documents required to effectuate the dissolution and termination of the Company.

14. NOTICES. All notices, requests, demands, and other communications given or required to be given hereunder shall be in writing and personally delivered or sent by United States registered or certified mail, return receipt requested, postage prepaid or sent by a nationally recognized courier service such as Federal Express, duly addressed to the parties as follows:

To the Members:

At the address or e-mail address shown on the signature page of the Subscription Agreement, whether signed digitally or on paper.

To the Manager:

Utopia 860 Seneca, LLC
3225 McLeod Dr. Suite 100
Las Vegas, NV 89121
Email: teamsenecaacct@gmail.com

Any notice or other communication hereunder shall be deemed given on the date of actual delivery thereof to the address of the addressee, if personally delivered, and on the date indicated in the return receipt or courier's records as the date of delivery or as the date of first attempted delivery to the address of the addressee, if sent by mail or courier service (such as Federal Express).

Notice may also be given by email or facsimile to any party having an email account or facsimile machine compatible with the email service or facsimile machine of the party sending the notice.

Any notice given by email or facsimile shall be deemed delivered when received by the email service or facsimile machine of the receiving party if received before 5:00 p.m. (Eastern Time) on the business day received, or if received after 5:00 p.m. (Eastern Time), or if emailed or faxed on a day other than a business day (i.e., a Saturday, Sunday, or legal holiday), then such notice shall be deemed delivered on the next following business day. The transmittal confirmation receipt produced by the facsimile machine of the sending party or the email read confirmation shall be prima facie evidence of such receipt. Any party may change its address email address or facsimile number for purposes of this Section by giving notice to the other party. If a "**copy party**" is designated, service of notice shall not be deemed given to the designated party unless and until the "**copy party**" is also given such notice in accordance with this Section.

15. AMENDMENTS

15.1 Amendments Requiring Consent. Except as otherwise provided herein (and explicitly excluding the powers granted to the Manager to modify this Agreement pursuant to Section 14.2), this Agreement is subject to amendment only with the written consent of the Members holding a majority of the Membership Units; provided, however, that no amendment to this Agreement may:

(a) without the consent of each affected Member, modify the limited liability of a Member;

(b) alter the interest of any Member in respect of Company income, gains, and losses or amend or modify any portion of Sections 3 and 6 without the consent of each Member adversely affected by such amendment or modification; provided, however, that the admission, withdrawal, or substitution of Members in accordance with this Agreement shall not constitute such an alteration, amendment, or modification;

(c) amend or modify any provision of Section 12 in a manner that would further restrict the transferability of a Members Interest without the consent of all of the Members;

(d) amend any provision hereof which requires the consent, action, or approval of a specified Ownership Interest of the Members without the consent of such specified Ownership Interest of the Members;

(e) amend this Section without the consent of all of the Members; or the Manager; or modify any of the provisions of Sections 6 or 11 of this Agreement.

15.2 Amendments Not Requiring Consent. In addition to any amendments otherwise authorized hereby (including the powers granted to the Manager to modify this Agreement pursuant to Section 11.2), this Agreement may be amended from time to time by the Manager: (i) to add to the representations, duties, or obligations of the Manager or surrender any right or power granted to the Manager; (ii) to cure any ambiguity or correct or supplement any provisions hereof which may be inconsistent with any other provision hereof or correct any printing, stenographic, or clerical errors or omissions; (iii) to provide for the admission, withdrawal, or substitution of Members in accordance with this Agreement;
(iv) to amend the maintained list of Member, any necessary information regarding any Member, and to add and delete Members or Substitute Members; (v) to delete or add any provisions of this Agreement required to be so deleted or added by applicable law or by a securities law commissioner or similar such official or in order to qualify for a private placement exemption; and (vi) to reflect any change in the amount of the Capital Contribution of any Member in accordance with this Agreement; provided, however, that no amendment shall be adopted pursuant to this **Section 15.2** if such amendment would alter or result in the alteration of, the limited liability of the Members or the status of the Company as a Company for federal income tax purposes. The power of attorney granted pursuant to **Section 11.12** may be used by the Manager to execute

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on behalf of a Member any document evidencing or effecting an amendment adopted in accordance with this **Section 15.2.**

16. GENERAL

16.1 Waiver of Partition. The Members agree that the Company properties are not and will not be suitable for partition. Accordingly, each Member hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any Company Assets.

16.2 Entire Agreement. This Agreement, together with the Subscription Agreements, contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior arrangements or understanding with respect thereto. Notwithstanding anything to the contrary contained herein, it is hereby acknowledged and agreed that the Company or the Manager on its own behalf or on behalf of the Company, without any further act, approval, or vote of any Member, may execute side letters or similar written agreements ("other agreements") to or with Members, executed contemporaneously with the admission of Members to the Company, affecting the terms hereof or of the Subscription Agreements in order to meet certain requirements of such Members. The parties hereto agree that any terms contained in an Other Agreement to or with a Member shall govern with respect to such Member notwithstanding the provisions of this Agreement or the Subscription Agreements. There are no representations, agreements, arrangements, or understandings, oral or written, among the Manager and the Members relating to the Company which are not fully expressed in this Agreement, the Subscription Agreements, or the Other Agreements.

16.3 Law. This Agreement and the rights of the parties hereunder shall be governed and interpreted in accordance with the laws of the State of Delaware.

16.4 Binding Effect. Except as herein otherwise specifically provided this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors, and permitted assigns.

16.5 Variations in Pronouns. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns in either masculine, feminine, or neuter gender shall include masculine, feminine, and neuter.

16.6 Captions. Captions are inserted only as a convenience and in no way, define, limit or extend the scope or intent of any provision hereof.

16.7 Validity. If any provision of this Agreement, or application of a provision to any person or circumstance, is held invalid, the remainder of this Agreement, or the application of such provision to other persons or circumstances, shall not be affected thereby. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

16.8 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

16.9 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this **Section 16.9** shall diminish any of the explicit and implicit waivers described in this Agreement.

16.10 No Third-party Beneficiaries. This Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

16.11 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

16.12 Legal Counsel. Counsel to the Company may also be counsel to the Manager or any of its Affiliates. The Manager may execute on behalf of the Company and the Member any consent to the representation of the Company that counsel may request pursuant to the applicable rules of professional conduct in any jurisdiction (the "Rules of Professional Conduct"). Each member acknowledges that the neither the Company's nor the Manager's counsel represents any member in the absence of a clear and explicit written agreement to such effect between the Member and Counsel (and then only to the extent specifically set forth in that agreement), and that in the absence of any such agreement Counsel shall owe no duties directly to a Member.

In the event any dispute or controversy arises between any Member and the Company, or between any Member or the Company, on the one hand, and the Manager (or an Affiliate thereof) that Counsel represents on the other hand, then each Member agrees that Counsel may represent either the Company or the Manager (or its Affiliate), or both, in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation. Each Member further acknowledges that, whether or not Counsel has in the past represented such Member with respect to other matters, Counsel has not represented the interest of any Member in the preparation and negotiation of this Agreement.

16.13 Confidentiality. Each Member agrees, as set forth below, with respect to any information pertaining to the Company or any Company Asset that is provided to such Member pursuant to this Agreement or otherwise (collectively "**Confidential Matter**"), to treat as confidential all such information, together with any analyses, studies, or other documents or records prepared by such Member, its Affiliates, or any representative or other person acting on behalf of such Member (collectively its "**Authorized Representatives**"), which contain or otherwise reflect or are generated from Confidential Matters, and will not permit any of its Authorized Representatives to, disclose any Confidential Matter, provided that any Member (or its Authorized Representative) may disclose any such information: **(a)** as has become generally available to the public; **(b)** as may be required or appropriate in any report, statement, or testimony submitted to any governmental authority having or claiming to have jurisdiction over such Member (or its Authorized Representative) but only that portion of the data and information which, in the written opinion of counsel for such Member or Authorized Representative is required or would be required to be furnished to avoid liability for contempt or the imposition of any other material judicial or governmental penalty or censure; **(c)** as may be required or appropriate in response to any summons or subpoena or in connection with any litigation; or **(d)** as to which the Manager has consented in writing. Notwithstanding anything herein to the contrary, any Member (and any employee, representative, or other agent of such Member) may disclose to any and all persons, without limitation of any kind, such Members U.S. federal income tax treatment and the U.S. federal income tax structure of the transactions contemplated hereby relating to such Member and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, no disclosure of any information relating to such tax treatment or tax structure may be made to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws.

16.14 Arbitration. Any dispute, question or difference arising between the parties to this Agreement in connection with this Agreement or otherwise in regard to the relationship of the parties hereto by virtue of the terms in this Agreement, including the construction and scope of this Agreement, that cannot be amicably resolved between them, shall be finally settled in accordance with Commercial Arbitration rules and regulations of the American Arbitration Association ("**Association**") then in effect by one or more arbitrators mutually selected by the parties from the commercial panel of the Association. The arbitrator(s) to be appointed shall be English speaking persons.

The arbitrator(s) shall have the power to extend time for pronouncing the award with the consent of the parties. Judgment upon an arbitration may be entered in any court having competent jurisdiction thereof, and shall be binding, final and no appealable.

The arbitrator(s) shall have the power to award any and all remedies and relief whatsoever that is deemed appropriate under the circumstances, including, but not limited to, money damages and injunctive relief. This arbitration provision shall be deemed to be self-executing and shall remain in full force and effect after the expiration or termination of this Agreement. In the event any party fails to appear at any arbitration proceeding, an award may be entered against such party by default or otherwise notwithstanding said failure to appear.

The parties hereby consent to arbitration to be held within the State of Arizona, and irrevocably agree that all actions or proceedings relating to this Agreement shall take place in the City of Phoenix or in the federal courts located in Phoenix, Arizona, as applicable, and waive any objections that they may have based on improper venue or forum non convenient.

The arbitrator(s) fees in connection with any such arbitration proceeding shall be shared equally among the Parties hereto.

16.15. Intellectual Property. All intellectual property, including but not limited to trademarks and copyrights associated with the name Team Seneca and all derivations thereof, which shall include but is not limited to trade names, team names, logos and player endorsements, shall be the property of the Team Seneca Holdings, LLC or its affiliates and shall not be owned in whole or in party by the Company. Members of the Company shall have no ownership interest nor any rights associated with such intellectual property.

WHEREFORE, The Parties have duly executed this Agreement effective as of the Effective Date.

Manager:
UTOPIA 860 SENECA, LLC

By: _____bryan price_____

Name:
Title:

Member:
UTOPIA 860 SENECA, LLC

_____bryan price_____

Exhibit A
TEAM SENECA INVESTORS, LLC
FORM OF JOINDER AGREEMENT

The undersigned, desiring to enter into the First Amended and Restated Operating Agreement of TEAM SENECA INVESTORS, LLC dated as of January 25, 2022 and as amended from time to time, hereby agrees to all of the terms of the Operating Agreement and agrees to be bound by the terms thereof and to become a Member thereunder, and the undersigned hereby joins in the execution and swears to this Operating Agreement and hereby authorizes this signature page to be attached thereto and to make corresponding amendments to the applicable schedules thereto.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the _____ day of _____, 2022.

[INSERT NEW MEMBER'S NAME]

By:_____

If an entity, please include the signer's title.

Title (if applicable): _____

Exhibit B

Member's Name	Units	Capital Contribution
Utopia 860 Seneca, LLC	10,000,000	$100